2004

RELIABILITY INCORPORATED

ANNUAL
REPORT
& PROXY

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this report regarding Reliability's business which are not historical facts are "forward looking statements" that involve risk and uncertainties, including, but not limited to, adverse changes in the global economy, sudden decreases in the demand for electronic products and semiconductors, market acceptance of our products and services, the impact of competition, delays in our product development schedules, delays due to technical difficulties related to developing and implementing technology, delays in delivery schedules, the ability to attract and maintain sufficient levels of people with specific technical talents, future results related to investments and acquisitions and changes in demand for our products and services and our customers' products and services. Actual results may materially differ from projections.

Reliability Incorporated

TO OUR SHAREHOLDERS:

2004 was another disappointing year for Reliability, as well as other back end semiconductor capital equipment suppliers, even though the Company did make some substantial progress in increasing its revenue and controlling its expenses. 2004 revenue increased 56%, as compared to the revenue for 2003, though revenue remained near historical low levels. The first two quarters of 2004 unfolded almost as expected, as bookings and billings increased in each quarter. Bookings started to soften in the last part of the third quarter in both Testing Products and Power Sources, while Services was posting its highest revenue since the fourth quarter of 2001. However, revenue declined in the fourth quarter of 2004 after the Company had posted six straight quarters of revenue increases. Although semiconductor revenues began to recover in the last half of 2003, semiconductor revenue peaked in the third quarter of 2004 and took a disappointing decline in the fourth quarter, which put a damper on any hopes of a major turnaround for semiconductor equipment and service suppliers in 2004. U.S. Test, Assembly, and Packaging Industry bookings of new orders peaked in April of 2004 and started its decline and remained at low levels throughout the balance of the year. The decline in bookings eventually resulted in decreases in revenue for almost all semiconductor equipment and service providers in the last half of 2004.

Reliability incurred a loss before income taxes of $4.9 million in 2004 on revenues of $3.2 million, compared to a loss before income taxes in 2003 of $6.7 million on revenues of $2.0 million. The Company had a net loss of $4.9 million in 2004, compared to a net loss of $6.5 million in 2003. Operations for the year ended December 31, 2003 included a $967,000 provision for asset impairment charges, restructuring, and employee severance costs. Asset impairment charges were $730,000 in 2004, including $52,000 charged to cost of sales. Reliability's revenue increase in 2004 was primarily due to substantial increases in revenue for Power Sources and Services. Revenue for Testing Products decreased slightly in 2004.

The losses over the past five years have affected the price of our common stock and forced the Company to make some changes in the markets where the stock is traded. Since our equity dropped below $10 million, we transferred our listing from the NASDAQ National Market to the NASDAQ SmallCap Market in July 2004. In February 2005, we were notified by the NASDAQ that as a result of our common stock closing below $1.00 per share for the previous six months, the Company's stock was no longer eligible to trade on the NASDAQ SmallCap Market. As of February 24, 2005 the common stock has been trading on the OTC Bulletin Board or Pink Sheets. Although we were disappointed that the stock no longer trades on NASDAQ, the trading volume has been sustained on the OTC and the cost to the Company is somewhat less per year. The cost of being traded publicly on any market is a significant expense to a company and will force many small companies to evaluate the merits of going public or remaining public. In addition with the passing of the Sarbanes-Oxley Section 404 legislation, it has become even more burdensome and expensive for small public companies, and when the Act becomes fully effective for them, it will become even more so, unless some type of legislative relief is granted for smaller companies.

Despite the prolonged downturn, we continued to focus on: 1) controlling and reducing expenses, 2) keeping our products and services current with the new technologies, and 3) conserving cash so we can operate until we begin to benefit from the recovery.

Controlling and Reducing Expenses

We continued to keep a tight rein on expenses throughout 2004. Our cost of goods sold for 2004 was slightly less than the cost of goods sold for 2003, even though the revenue was $1.1 million higher in 2004. Total G&A expense for 2004 was $4.1 million as compared to 2003 G&A expense of $4.8 million, which demonstrates the results of our cost controls. We have periodically reorganized and made some tough decisions to reduce our expenses and adjust to the lower level of revenues. We have reduced our staffing by 80% from the peak in 2000. In addition, the Company curbed spending by reducing all employees salaries in mid-2002, including 15% for executives and 10% for managers, forced plants to take extended shutdowns for holidays, cut hours, and reduced travel and other discretionary expenses. We continued these expense controls throughout 2004. We closed and sold our Costa Rica facility in 2002 and consolidated our Power Sources segment in Houston. We reduced our floor space in Singapore by 25% in 2003, which reduced our expense for rent and utilities in 2004. After a year and half of disappointing sales of the Ezy-Load™ product, the Company made the decision to stop manufacturing and marketing the product in January 2005. Although we still believe the product can be successfully sold in the U.S., we now believe that it will be much more expensive to build, market and gain customer acceptance than we originally estimated. Therefore, in order to conserve our cash we terminated the Asset Purchase Agreement between the Company and Futura International, Inc. for the purchase of the Ezy-Load product line. The Company will not incur any future costs associated with selling or promoting the product, which conserves the Company's cash for its core businesses.

Keeping our Product and Services Current with New Technologies

We continued to invest in our future by funding R&D projects for our future products and necessary capital additions to keep our products and services current with new technologies. Over the past four years we have developed burn-in and test equipment and power products to deliver and control increased amounts of power at lower voltages. Since we can now deliver more power, we had to develop systems to remove the heat from the devices under test at a controlled rate in order to maintain each device at almost the same temperature. The Company's Criteria 18-HD, Criteria 18-HP, and Criteria 20 systems now provide logical solutions to semiconductor manufacturers who are manufacturing devices that require equipment that meets these more stringent technical specifications. Although the development of Criteria 20, which offers device level control, is essentially complete, we have no bookings to announce. However, we did deliver a Criteria 20 to a major semiconductor manufacturer for qualification in the first week of 2005. Although no revenue was recorded, and we have no assurance that we will receive a firm order for the product, we believe that the product does fit the customer's requirements, and we expect to record revenue for the product in 2005. We believe that when the semiconductor equipment industry recovers, demand for testing products and services that can deliver large amounts of power and still control device temperatures will lead the recovery, and the Company is well positioned to meet this challenge. However, as time passes, customers continue to increase the technical specifications of the systems that they would like to purchase. Since we have an increased level of customer interest in the product, we must continue to develop features for our systems to keep up with the changing needs and the higher performance requirements. Hopefully, this higher customer interest will convert to increased revenue in 2005.

Power Sources was a bright spot in 2004 as revenue was up 71% and marked the second year of increased revenue. Requests for samples of our new products, particularly 15, 20 and 25-watt converters, remained strong. We believe we have more of our converters designed into our customers' products than we have had for many years. Although increased demand for samples is normally a sign more companies are accelerating their R&D activities in anticipation of the demand increasing for products with the latest new technology, we had seen little increased revenue in past years. At last, some of the sampling and design wins began to be confirmed in the form of increased revenue in 2004. Revenue was higher each quarter of 2004 than the comparable quarter of 2003, and revenue in the fourth quarter of 2004 was the highest quarter in four years. Bookings hit a peak in the second quarter of 2004 and decreased only slightly in the third and fourth quarters as demand for Power Sources slowed. However, a number of our customers who have designed our power sources into their products have not placed their products into volume production, especially telecom customers. We believe that when our customers actually start volume production and the demand for our customers' products returns to normal, we should see an increase in the demand for our power sources. We plan to continue to develop custom products, supply samples for target customers and push hard for design wins, so we will be well positioned when our customers finally start to see market acceptance of their new products.

Testing Services was another bright spot in 2004 as revenue was up 85% for the year of 2004 as compared to 2003. Increased demand for turnkey process services for memory products, both DRAMs and SRAMs, were the principal revenue drivers. The turnkey process includes a pretest, burn-in, final test and speed sort, laser mark, automatic visual inspection, QA sampling, tape and reel, dry pack, packaging, and shipping. Although our revenue did peak in the third quarter of 2004 and pull back in the fourth quarter, we are forecasting that 2005 will start slow and gain momentum as the year progresses and the semiconductor market recovers.

Conserve Cash

Although the electronics markets the Company serves have continued to be depressed, our cash was $1.6 million as of December 31, 2004. Our net worth was $5.9 million or $.92 per share. The Company entered into a credit agreement for $2.9 million during the fourth quarter of 2004. The loan agreement provides for a $1 million term loan amortized over 20 years, as well as a revolving line of credit of $1.9 million. Both loans are due in 18 months with an option to extend for an additional 12 months, subject to certain terms and conditions. As of December 31, 2004, the Company had borrowed $1 million, or the term portion of the facility. The loans are secured by virtually all of the Company's domestic assets. Both loans are callable upon the sale of the Company's headquarters building in Houston. The Company has been actively marketing the property in Houston, as well as an idle facility in North Carolina, that is not subject to a lien by the lender, but has not yet received acceptable offers on either property. However, we believe the loans provide the Company with sufficient liquidity to operate the business throughout 2005 without the sale of either property.

In 2004, we continued to invest in R&D, but at a slower rate since the design for the major portion of the Criteria® 20, our next generation micrologic burn-in and test system, is essentially complete. In 2004, the Company again decreased its expenses and lowered its breakeven point, and the Company plans to continue to review its expenses and cost controls, as well as to review its portfolio of marketable securities, which if sold, could provide additional liquidity to the Company. We plan to continue to invest in the future, but at lower rates, via capital asset investments and research and development for new products until the markets we serve improve.

Summary

With a new set of product features and services, we believe the Company is positioned to take advantage of the increased demand when the market recovers. In the face of this prolonged downturn, our challenge is not only to conserve cash while continuing to satisfy current demand, but also to continue our investments in R&D and capital equipment in order to keep the Company positioned for growth in the future. Our management team and technical staff have been forced to deal with the challenges of downsizing, plant closings, salary reductions and expense reductions for over four years. Our team has stayed focused on our three goals and made considerable progress in each area in 2004. Their talent, hard work, leadership, and focused consistent performance should eventually lead us to a brighter future for everyone associated with Reliability. To my colleagues, our customers, and our shareholders, I express my gratitude for your continued support in such challenging times.

Larry Edwards
President, Chief Executive Officer
and Chairman of the Board

RELIABILITY INCORPORATED

16400 Park Row
Houston, Texas 77084

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 25, 2005

To the Shareholders of
Reliability Incorporated:

Reliability Incorporated (the "Company") will hold its 2005 annual meeting of shareholders on May 25, 2005, at 10:00 A.M. Houston time. The meeting will be held at the Company's offices at 16400 Park Row, Houston, Texas 77084. The purposes of the meeting are:

1. To elect a Board of Directors to serve until the next annual meeting of shareholders and until their respective successors are elected.
2. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has designated the close of business on March 28, 2005, as the record date for determining which shareholders are entitled to notice of, and to vote at, the meeting.

Whether you expect to attend the meeting in person or not, you are requested to fill in, date and sign the enclosed proxy and return it in the enclosed envelope at your earliest convenience. No postage is needed if such envelope is mailed in the United States.

By order of the Board of Directors,

Carl V. Schmidt
Secretary

Date: April 7, 2005

RELIABILITY INCORPORATED

16400 Park Row
Houston, Texas 77084

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS

Solicitation and revocation of proxies

The enclosed proxy is solicited by Reliability Incorporated, a Texas corporation (the "Company"), for use in connection with the 2005 annual meeting of shareholders of the Company. Although proxies will be solicited primarily by mail, employees of the Company may personally aid in such solicitation. The Company will make arrangements with brokerage houses and banks for forwarding proxy materials to the beneficial owners of shares registered in brokers' and banks' names. All solicitation costs will be paid by the Company. All properly signed proxies will be voted, and, where a choice has been specified by the shareholder as provided on the proxy, it will be voted in accordance with the specification so made. If no specification is made, the shares will be voted FOR all nominees for director, and in the discretion of the proxy holders on any other matter properly coming before the meeting. Any shareholder giving a proxy may revoke it at any time before it is used at the meeting by giving written notice of revocation to the secretary of the Company or by signing and delivering to the secretary of the Company a proxy bearing a later date.

Proxy materials are expected to be mailed or delivered to shareholders on or about April 8, 2005.

Voting at the meeting

Only holders of record of the Company's Common Stock (the "Common Stock") at the close of business on March 28, 2005 will be entitled to vote at the meeting. As of such date, 6,335,965 shares were issued and outstanding and entitled to vote at the meeting. Each share of Common Stock is entitled to one vote; shareholders do not have the right to cumulate their votes with respect to the election of directors.

The presence of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote, either in person or represented by proxy, is necessary to constitute a quorum for the transaction of business at the annual meeting. If there are not sufficient shares represented at the meeting to constitute a quorum, the meeting may be adjourned until a specified future date to allow the solicitation of additional proxies. Directors are elected by a plurality of the votes cast at the meeting. The nominees who receive the greatest number of votes will be elected, even though the number of votes received may be less than a majority of the shares represented in person or by proxy at the meeting. Proxies that withhold authority to vote for a nominee and broker non-votes will not prevent the election of such nominee if other shareholders vote for such nominee.

OWNERSHIP OF COMMON STOCK

Principal shareholders

Based on information provided to the Company, as noted below, each of the following persons beneficially owned 5% or more of the 6,335,965 shares of Common Stock outstanding as of February 14, 2005:

Name and address	Voting shares and percent of total outstanding(1)		Dispositive shares and percent of total outstanding(2)	
Fidelity Management & Research Company 82 Devonshire Street Boston, MA 02109	666,700	10.52%	666,700	10.52%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	413,300	6.52%	413,300	6.52%
The Qubain Family Trust 28605 Matadero Creek Court Los Altos Hills, CA 94022	362,786	5.73%	362,786	5.73%

(1) Shares which the shareholder has the power to vote.
(2) Shares which the shareholder has the power to sell.

Fidelity Low-Priced Stock Fund ("Fund") owns 666,700 shares of Common Stock of the Company. The Fund's shares are voted under guidelines established by the Board of Trustees of the Fund. Fidelity Management & Research Company ("Fidelity"), the investment advisor to the Fund, has sole power to sell the Fund's shares and is deemed the beneficial owner of the shares under the rules of the Securities and Exchange Commission. Members of the Edward C. Johnson, III family control FMR Corp., which owns Fidelity.

Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 413,300 shares of Common Stock under the rules of the Securities and Exchange Commission. Dimensional furnishes investment advice to four investment companies and serves as an investment manager to certain commingled group trusts and separate accounts. In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the stock of the Company. Dimensional disclaims beneficial (economic) ownership of all such shares.

The Qubain Family Trust acquired shares of Common Stock of the Company in 1998 when the Company issued shares as partial consideration for assets acquired from Basic Engineering Services and Technology Labs, Inc. ("BEST"). BEST subsequently transferred the shares to The Qubain Family Trust, which is the shareholder of BEST.

The information provided above for Fidelity, Dimensional and The Qubain Family Trust is based on filings made with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

The Company's Employee Stock Savings Plan (the "Plan") owns a total of 446,522 shares (7.0% of the 6,335,965 shares of Common Stock outstanding as of February 14, 2005) of Common Stock. Each employee of the Company who participates in the Plan may direct the Trustee of the Plan on how to vote the stock beneficially owned by such employee, and, under certain circumstances, the employee can direct the sale of some or all of the shares held for his benefit. No employee owns 5% or more of the Company's shares through the Plan.

Security ownership of management

As of March 28, 2005, the amount of Common Stock owned by the directors of the Company, the nominees for director, each executive officer named in the compensation table and all directors and officers as a group is shown below.

Name of individual or group	Voting and investment power (1)	Amount and nature of beneficial ownership: Other beneficial ownership (2)	Amount and nature of beneficial ownership: Stock options exercisable (3)	Percent of class (4)
Larry Edwards	124,600	69,788	271,600	6.55%
C. Lee Cooke, Jr.	–0–	–0–	5,000	.07
Thomas L. Langford	20,000	–0–	40,000	.85
Philip Uhrhan	5,000	–0–	10,000	.21
James M. Harwell	16,249	42,214	113,751	2.42
Carl Schmidt	–0–	2,992	40,000	.60
All executive officers and directors as a group (six persons)	165,849	114,994	480,351	10.70

(1) Each person has the sole power to vote and sell the shares shown in this column except that Mr. Edwards has shared power with his spouse to vote and sell 61,200 of the shares reported above.

(2) Represents shares allocated to the executive officer through his participation in the Company's Employee Stock Savings Plan (the "Plan"), according to the latest statement for said Plan, which is as of December 31, 2004. Employees have the right to direct the vote of all shares held in the Plan, and, under certain circumstances, an employee can direct the sale of some or all of the shares held for his benefit.

(3) Shares listed in the stock options exercisable column represent shares that are exercisable by the named individual as of March 28, 2005, and within 60 days thereafter under the Company's stock option plan.

(4) The percent stated in this column is based on the total beneficial ownership of the individual or group as a percent of the 6,335,965 shares of Common Stock outstanding as of March 28, 2005, plus the 776,851 shares acquirable under stock options on, or within 60 days of, March 28, 2005.

The Company is not aware of any contract or agreement which may at any subsequent date result in a change in control of the Company.

ELECTION OF DIRECTORS

At the meeting, four directors are to be elected. Each director will hold office until the next annual meeting of shareholders and until his successor is elected and qualifies. The persons named as proxy holders in the accompanying form of proxy intend to vote each properly signed and submitted proxy for the election as a director of each of the persons named in the following table, unless authority to vote for all or any of such nominees is withheld on such proxy.

Name	Director since	Age	Other positions and offices presently held with the Company *(and other principal occupation, if different)*
Larry Edwards	1995	63	Chairman of the Board of Directors, President and Chief Executive Officer
Thomas L. Langford	1980	63	(Group Vice President, Consolidated Contractors International Co. S.A.L.)
Philip Uhrhan	1997	55	(Vice President—Finance, Solvay America, Inc)
C. Lee Cooke, Jr.	2004	60	(President, Chief Executive Officer, Habitek International, d/b/a U.S. Medical Systems, Inc.)

Mr. Edwards has been President and Chief Executive Officer of the Company since 1993 and has been a Director and Chairman of the Board of Directors since 1995. From 1990 to 1993, he served as President and Chief Operating Officer of the Company. Mr. Edwards joined the Company in 1977 as Manager of Engineering, Planning and Manufacturing Systems, and subsequently held the positions of Vice President—Operations, Corporate Vice President—Systems, and Executive Vice President—Systems.

Mr. Langford has been a Director of the Company since 1980. Mr. Langford's principal occupation has been that of Group Vice President of Consolidated Contractors International Co. S.A.L., an engineering and construction company, since February 2001. He was Executive Vice President of Stone and Webster, Inc., a professional engineering, construction and consulting company, from 1997 to July 2000. In June 2000, Stone and Webster, Inc. filed a Chapter 11 Bankruptcy, and Mr. Langford served, from July 2000 until January 2001 as President and Chief Restructuring Officer of the Debtor in Possession of Stone and Webster. From 1991 until 1996, Mr. Langford was President of Parsons Corporation, an engineering and construction company.

Mr. Uhrhan has been a Director of the Company since 1997. Mr. Uhrhan's principal occupation has been that of Vice President—Finance of Solvay America, Inc., a chemical and pharmaceuticals company, since 1996. Mr. Uhrhan was a Partner with Ernst & Young LLP for more than five years prior to his employment by Solvay America, Inc.

Mr. C. Lee Cooke, Jr. has been a director of the Company since July 2004. Since 1991 he has been President and Chief Executive Officer of Habitek International, Inc. d/b/a U.S. Medical Systems, Inc., a biomedical company. He served as Chairman of the Board, Chief Executive Officer and President of Sharps Compliance Corp. from March 1992 until July 1998. Mr. Cooke served as Chairman of the Board for Tanisys Technology, Inc. ("Tanisys"), a developer and marketer of semi-conductor testing equipment from February 2002 until February 2003 and served as Chief Executive Officer from March 2002 until February 2003. Mr. Cooke serves as an advisory director to the Staubach Group, CTLLC, a real estate representative company. Mr. Cooke also serves on the board of two other private companies. Mr. Cooke was President and Chief Executive Officer of CUville, Inc., d/b/a Good2CU.com, from 1999 until 2000. Mr. Cooke served as Chief Executive of The Greater Austin Chamber of Commerce from 1983 to 1987. From 1972 to 1983, Mr. Cooke also served in various management roles with Texas Instruments. From 1988 to 1991 he served in the elected position of Mayor of Austin, Texas. Mr. Cooke has served as director of New Century Equity Holdings Corp. ("New Century"), a publicly-held holding company focused on high growth companies since 1996.

Management believes that each person proposed to be elected a director is willing and able to serve if elected. If a situation arises in which any nominee is unable or unwilling to serve, proxies will be voted for a nominee selected by the Board of Directors of the Company.

Board of Directors' meetings and committees

The Company's Board of Directors held four meetings during 2004. All incumbent directors attended 75% or more of the meetings of the Board of Directors. The Company has a standing audit committee and compensation committee, but does not have a nominating committee. As a general matter, Board members are expected to attend Reliability's annual meetings and all incumbent members attended the 2004 annual meeting.

The Company's audit committee, composed of independent directors Messrs. Langford, Uhrhan and Cooke (effective July 2004) held two meetings during 2004 and each member attended all meetings during the period they served as a Director. In addition, the Chairman of the Audit Committee meets with management and the independent auditor each quarter to discuss the Company's earnings announcement before it is issued. The results of these meetings are then discussed with the full Board. The audit committee reviews and approves all services to be performed by independent auditors and the fees therefor, consults with independent auditors and management with respect to internal controls and other financial matters and reviews the results of the year-end audit and other reports of independent auditors. The audit committee is governed by a written charter approved by the Board of Directors. Additional information regarding the functions performed by the committee is set forth below in the "Report of the Audit Committee."

Audit Committee Financial Expert. The Board has determined that the Company has two audit committee financial experts, as defined by the Securities and Exchange Commission, serving on its audit committee. Mr. Uhrhan, Chairman of the committee, and Mr. Langford qualify as financial experts and both are independent, as independence for audit committee members is defined by the Securities and Exchange Commission and in the National Association of Securities Dealers' listing standards, as those standards have been modified or supplemented.

The compensation committee is composed of Messrs. Langford, Uhrhan and Cooke. The Committee met one time in 2004, with each member attending. The compensation committee reviews executive compensation and benefit plans, recommends changes therein, and makes recommendations to the Board of Directors concerning executive salaries, incentive plans and options to be granted to executives under the Company's stock option plan. The Compensation Committee Report is included below.

The Company does not have a separately designated standing nominating committee, nor does it maintain a charter for such a committee. For the 2005 Annual Meeting, the incumbent independent directors (Messrs. Langford, Uhrhan and Cooke) functioned as the nominating committee. Given the size of the Board of Directors, the Board does not deem it appropriate to have a separate nominating committee, and all continuing independent (as defined by the National Association of Securities Dealers) members of the Board serve as the nominating committee. While the nominating committee will consider nominees recommended by stockholders, it has not actively solicited recommendations from stockholders. Nominations by stockholders should be submitted to the Secretary of the Company by the last day of December preceding the Annual Meeting. Nominations should include the candidate's name, contact information, relevant biographical information, including qualifications, and whether the proposed nominee is willing to accept nomination and to serve as a director. The Board of Directors met on March 28, 2005 to nominate persons for election as directors at the 2005 Annual Meeting.

Audit Committee Report

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors includes three directors, all of whom are independent, as defined by the standards of the National Association of Securities Dealers. Management has the primary responsibility for the preparation of financial statements and maintaining the reporting process, including implementing and maintaining the systems of internal controls. The Committee assists the Board in overseeing matters relating to the accounting and financial reporting practices of the Company, the adequacy of its internal controls and the quality and integrity of its financial statements. The Committee operates under a charter approved by the Board of Directors. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report and considered the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgements, and the clarity of disclosures in the financial statements.

The Committee met two times during the year ended December 31, 2004, and the Committee Chairman, on behalf of the Committee, reviewed with the independent auditors the interim financial information included in the March 31, June 30, and September 30, 2004 Form 10-Qs prior to their being filed with the Securities and Exchange Commission.

The independent auditors provided the Committee a written statement describing the relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees." The Committee also discussed with the auditors any relationships that may impact their objectivity and independence and considered the compatibility of non-audit services with the auditors' independence.

The Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement of Auditing Standards No. 61, as amended, "Communications with Audit Committees."

With and without management present, the Committee discussed and reviewed the results of the independent auditors' examination of the Company's December 31, 2004 financial statements. The discussion included matters related to the overall scope and plans for the audit, plans for conducting the audit and other items such as the selection of significant accounting policies, the methods used to account for significant or unusual transactions, the effect of significant accounting policies in emerging areas, the process used by management in formulating accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates, the basis for management's accounting estimates and the disclosures in the financial statements.

The Committee reviewed the Company's audited financial statements as of and for the year ended December 31, 2004, and discussed them with management and the independent auditors. Based on such review and discussions, the Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, for filing with the Securities and Exchange Commission.

Respectfully submitted,

Philip Uhrhan, Chairman
Thomas L. Langford
C. Lee Cooke, Jr.

Compensation Committee Report on Executive Compensation

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors of Reliability Incorporated submits this report on executive compensation to the Board of Directors and the Company's shareholders. This report covers components of executive compensation and the bases for the Committee's compensation decisions. The Committee's goals are to establish compensation for executive officers that ensures a fair and competitive salary and additional incentive compensation which is related directly to the financial success of the Company and the performance of the officers and to motivate executive personnel to achieve corporate objectives. A fundamental principle of the compensation program is to align the amount of an executive's total compensation with his contribution to the success of the Company. The program has the following components:

Base salary

Salaries for the chief executive officer ("CEO") and each other executive officer are set annually. The Committee strives to set salaries that are competitive with those paid by companies of similar size and revenue in the industry. The Company utilizes the currently available American Electronics Association Executive Compensation Survey ("AEA Survey") to determine appropriate and competitive salaries.

The Committee reviews the overall financial performance of the Company, its gross, operating and net profits, the performance of the Company's officers, and the business plan for the upcoming year, as well as the applicable AEA Survey, to determine appropriate and competitive base salaries ("salaries"). The Committee considered salaries paid by other companies of similar size and revenues to determine market rate salary, excluding incentive compensation, using the 25th percentile results of the AEA Compensation Survey.

In 2004, there were no salary increases for the CEO or any executive officer because of the Company's financial performance for 2003. In August 2002, the Board of Directors approved restructuring actions to improve the Company's cost structure. As a result, the salaries of the CEO and all executive officers were reduced by 15%. The level of the Company's losses in 2003 and 2004 resulted in the CEO and executive officers receiving total compensation for 2003 and 2004 at amounts below the 25th percentile of the AEA Survey.

Short-term incentive compensation

In addition to base salary, the Company has an incentive plan which applies to the CEO, all other executive officers, the directors and all salaried employees of the Company. The incentive plan has three components:

1. a quantitative measure based on income before income tax of:
   - (a) the Company as a whole in the case of the CEO and certain other executive officers; or
   - (b) the subsidiary, industry segment or division ("Profit Center") of the Company for which the executive is responsible;
2. a qualitative measure, which is an evaluation of each individual's performance during the year, made by the Committee for the CEO and by the CEO for all other executive officers; and
3. a target incentive which is a quantitative percent of base salary.

The Committee's approach to incentive bonuses is to establish incentives at a pay-for-performance level which allows the executive to be compensated in total at a competitive rate. Each year the Committee establishes the target bonus for the CEO and each executive officer and approves the payment of bonuses, if any, based on achieving predetermined goals. The CEO and executive officers are only eligible for bonuses when the Company as a whole and/or the Profit Center for which such officer is responsible reports income before income taxes as a percent of revenues equal to or greater than 5%.

1. Target incentives, for 2004, ranged from 40% of base salary for the CEO to 30% for executive officers. The Company and its Profit Centers reported losses in 2004, thus no bonuses were paid to the CEO or any other executive officer.

2. Target incentives, for 2003, ranged from 40% of base salary for the CEO to 30% for executive officers. The Company and its Profit Centers reported losses in 2003, thus no bonuses were paid to the CEO or any other executive officer.

There were no incentive bonuses paid to salaried employees in 2004 or 2003, due to the fact that the Company and its Profit Centers reported losses.

Stock based compensation

The Company's long-term compensation program consists of options granted under the Company's Amended and Restated 1997 Stock Option Plan. The Committee encourages stock ownership by executives and managers so that they have a vested interest in the growth and profitability of the Company. Stock options are used as a component of the total compensation package to reward performance, to equalize benefits with those offered by comparable companies and to encourage key personnel to remain with the Company. In addition, stock options emphasize the objective of increasing shareholder value and encourage share ownership by management in accordance with established guidelines. In general, options granted to the CEO and executives vest in installments over a period of approximately two to three years. The option agreements encourage the CEO and executives to own shares with a market value, at date of grant, equivalent to one times base annual compensation. If the executive does not own the required number of shares on the date the applicable installment would vest, the option installment expires or the exercise period for certain unexercised shares is shortened from ten years to two to three years.

The Board of Directors functions as the administrative committee for the Option Plan and consults with the Committee and grants options based on its subjective determination of the relative current and future contribution that each optionee has made or may make to the long-term goals of the Company.

Benefits

The CEO and other executive officers are not entitled to any additional benefits which are not also provided to all full-time salaried employees.

Respectfully submitted,

C. Lee Cooke Jr., Chairman
Thomas L. Langford
Philip Uhrhan

Code of Business Conduct and Ethics

The Company adopted a Code of Business Conduct and Ethics on February 18, 2004 that applies to all of the Company's employees, officers and directors, including its principal executive officer and principal financial and accounting officer, or persons performing similar functions. The text of the Code of Business Conduct and Ethics is posted on the Company's website at www.relinc.com.

The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or a waiver from, a provision of its Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions and that relates to any element of the code definition enumerated in Securities and Exchange Regulation S-K, Item 406(b) by posting such information on the Company's web site at http://www.relinc.com within five business days following the date of the amendment or waiver.

COMPENSATION OF EXECUTIVES

Summary compensation table

The following table provides information as to the compensation paid by the Company and its subsidiaries, during fiscal years 2004, 2003 and 2002 to the chief executive officer and the two other highest paid executive officers and directors whose remuneration exceeded $100,000 in 2004.

	Annual compensation			Long-term compensation	
(a)	(b)	(c)	(d)	(g)	(i)
Name and principal position	Year	Salary	Annual bonus	Securities underlying options (#)	All other compensation(1)
Larry Edwards,	2004	$169,988	$—	40,000	$5,100
President, Chairman of the Board,	2003	169,988	—	50,000	5,100
and Chief Executive Officer	2002	188,452	—	—	5,100
James M. Harwell,	2004	$103,870	—	20,000	$3,116
Executive Vice President	2003	103,870	—	25,000	3,116
	2002	115,150	—	—	3,455
Carl Schmidt,(2)	2004	$102,102	—	20,000	$3,063
Chief Financial Officer	2003	102,102	—	25,000	1,532
	2002	7,839	—	15,000	—

In 2002, 2003 and 2004, the Company did not provide any other compensation or long-term compensation plans for executive officers; thus columns (e), (f) and (h) are omitted from the above table.

(1) Amounts shown in this column represent the Company's matching and annual profit sharing contributions to the Employee Stock Savings Plan for the benefit of the named individual.

(2) Mr. Schmidt joined the Company in December 2002.

The Company sponsors an Employee Stock Savings Plan (the "Plan"). All U.S. employees of the Company who have been employed for six months are covered by the Plan. The Plan allows an employee to contribute up to 100% of defined compensation to the Plan. The Company matches employee contributions at a rate equal to 50% of the employee's contributions, but the Company's matching contribution is limited to 2% of the employee's defined compensation. The Company also makes a contribution in an amount equal to 1% of the defined compensation of all participants. In addition, the Company may make additional voluntary profit sharing contributions based on the consolidated profits of the Company. The maximum voluntary profit sharing contribution is 5% of compensation. The Company did not make an additional voluntary profit sharing contribution in 2004, 2003 or 2002.

The Company has no long-term compensation plans, awards or arrangements, except for the Amended and Restated 1997 Stock Option Plan. The Company has no stock appreciation rights or option plans. The Company has no long-term incentive plan, defined benefit or actuarial plan, employment contracts or termination of employment or change in control agreements with any executive officer.

Compensation to directors

Through October 2003, non-employee directors were paid a fee of $1,000 per month. In November 2003, the directors voted to reduce their monthly compensation by 15%, similar to the reductions imposed on the executive officers. Directors also participate in an incentive bonus program similar to the bonus program described in the Compensation Committee Report and participate in the Amended and Restated 1997 Stock Option Plan. Mr. Cooke was granted options to purchase 15,000 shares of stock upon joining the Board in July of 2004. In 2004, the Company was not profitable; thus the directors did not receive a bonus for 2004.

Stock Option Plan

Under the Amended and Restated 1997 Stock Option Plan ("Option Plan"), option grants are available for officers, directors and key employees. The objectives of the Option Plan are to promote the interests of the Company by providing an ownership incentive to officers, directors and key employees, to reward outstanding performance, and to encourage continued employment.

Under the Option Plan, the Board of Directors, which acts as Plan Administrator, determines the officers, directors and key employees to whom options are granted, the type of options, the number of shares covered by such options and the option vesting schedule. The Option Plan provides for the grant of stock options to purchase an aggregate of up to 1,500,000 shares of the Company's Common Stock. All options are issued at market value on the date of the grant.

The Board of Directors granted options to employees to purchase 127,000 and 235,000 shares of Common Stock in 2004 and 2003, respectively. At December 31, 2004, options outstanding covered a total of 923,851 shares of Common Stock. At December 31, 2004, options covering 669,351 shares, including 40,000 shares exercisable by outside directors, were exercisable, and options covering 254,500 shares were not yet exercisable. The purchase prices for the shares covered by existing unexercised options ranged from $.64 to $4.88, which were market values on the date of grant.

Option grants in last fiscal year

The Options Grant in Last Fiscal Year table presents the options granted to the CEO and each of the named executive officers during 2004. Each option was granted at the fair market value of the Company's Common Stock on the date of the grant. Additionally, options to purchase 47,000 shares of Common Stock were granted to eight other key employees of the Company during 2004.

Option Grants in Last Fiscal Year

The following table shows all grants of options to acquire shares of Reliability Common Stock granted to the executive officers listed in the Summary Compensation Table for the fiscal year ended December 31, 2004.

Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Reliability Employees in Fiscal Year	Exercise or Base Price ($/Share)(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)	
					5%(3)	10%(3)
Larry Edwards	40,000	31.50%	$0.64	Nov 2014	$16,100	$40,800
James M. Harwell	20,000	15.75%	0.64	Nov 2014	8,050	20,400
Carl V. Schmidt	20,000	15.75%	0.64	Nov 2014	8,050	20,400

(1) The options granted are exercisable 50% in June 2005 and 50% in March 2006.
(2) The options were granted at an exercise price equal to the fair market value of Reliability stock on the grant date, based on the closing price on that date.
(3) Potential realizable value assumes that the Common Stock appreciates at the rate shown (compounded annually) from the grant date until the option expiration date. It is calculated based on SEC requirements and does not represent the estimated growth of the future stock price by Reliability nor the present value of the stock options.

Aggregate option exercises in 2004 and outstanding stock option values as of December 31, 2004

The following table discloses, for the executive officers named in the above tables, information regarding options to purchase the Company's Common Stock which were exercised during 2004 and options to purchase the Company's Common Stock held at the end of 2004.

Name	Shares acquired on exercise	Value realized upon exercise	Number of securities underlying unexercised options at 12/31/04		Value of unexercised in-the-money options at 12/31/04 (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)		(#)	(#)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Larry Edwards	—	$ —	246,600	65,000	—	$5,600
James M. Harwell	—	—	101,251	32,500	—	$2,800
Carl Schmidt	—	—	22,500	37,500	—	$2,800

(1) The amounts, if any, in these columns are calculated using the difference between the exercise price and the closing price ($0.78) for the Common Stock on The Nasdaq Stock Market on December 31, 2004 of in-the-money stock options.

SHAREHOLDER RETURN PERFORMANCE GRAPH

Performance graph

The following performance graph compares the five year cumulative total return to shareholders for the Company's Common Stock to (1) the Nasdaq Non-Financial Stocks Index (which includes the Company) and (2) the Nasdaq Stock Market (US) CRSP Total Return Index. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at December 31, 1999 and that all dividends (the Company did not pay any cash dividends) were reinvested.


$200
150
100
50
0
1999
2000
2001
2002
2003
2004
Reliability Common Stock
Nasdaq Non-Financial Stocks
Nasdaq Stock Market Total Return

Comparison of Five-Year Cumulative Total Return

	For Years Ended December 31,					
	1999	2000	2001	2002	2003	2004
Reliability Common Stock	$100	86	112	36	42	28
Nasdaq Non-Financial Stocks	100	58	45	29	45	48
Nasdaq Stock Market Total Return	100	60	48	33	49	54

COMMUNICATIONS WITH OUR BOARD

Any stockholder or interested party who wishes to communicate with the Board of Directors or any specific director(s), including non-management directors, may write to:

Board of Directors
Reliability Incorporated
P.O Box 218370
Houston, TX 77218

Depending on the subject matter, management will:

a) Forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls, and auditing matters, it will be forwarded by management to the Chairman of the audit committee for review);

b) Attempt to handle the inquiry directly, for example where it is a request for information about the Company or its operations or is a stock-related matter that does not appear to require direct attention by the Board of Directors or an individual director; or

c) Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the Board of Directors, the Chairman of the Board will present a summary of all communications received since the last meeting of the Board of Directors that were not forwarded and will make those communications available to any director on request.

Section 16(a) beneficial ownership reporting compliance

The Securities Exchange Act of 1934, as amended, requires that the Company's directors, executive officers and 10% stockholders (if any) report to the Securities and Exchange Commission certain transactions involving Common Stock. Based solely on a review of Forms 3, 4 and 5 furnished to the Company and representations received from persons subject to such reporting requirements, all filings were timely during the year ended December 31, 2004.

Compensation Committee interlocks and insider participation

The compensation committee is composed of Messrs. Langford, Uhrhan and Cooke. None of such persons is or has been an officer or employee of the Company or any of its subsidiaries. No director or executive officer of the Company serves as a director (or a member of the compensation committee or other group performing equivalent functions) of another entity, any of whose executive officers or directors serves as a director of the Company.

Independent Auditors and Audit Fees

Ernst & Young LLP served as the Company's independent auditors for fiscal 2004. A representative of Ernst & Young LLP is expected to attend the Annual Meeting and will have the opportunity to make a statement if (s)he so desires and will be available to answer appropriate stockholder questions. The audit committee is holding discussions with Ernst & Young regarding their appointment as auditors for 2005.

Fees Paid to Ernst & Young

The following table sets forth the aggregate fees billed by Ernst & Young LLP for professional services rendered during 2004 and 2003:

Fee category	2004	2003
Audit fees	$183,000	$100,000
Audit-related fees	16,000	14,000
Tax fees:		
Tax compliance/preparation	26,000	21,000
Other tax services	13,000	—
Total tax fees	39,000	21,000
All other fees	—	4,000
Total fees	$238,000	$139,000

Audit Fees: Consists of fees billed for professional services rendered for the audit of Reliability's consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Reliability's consolidated financial statements and are not reported under "Audit Fees". These services include employee benefit plan audits and consultations concerning financial accounting and reporting standards.

Tax Fees: Consists of tax compliance/preparation and other tax services. Tax compliance/preparation consists of fees billed for professional services related to federal, state and international tax compliance. Other tax services consist of fees billed for other miscellaneous tax consulting and planning.

All Other Fees: Consists of services provided in connection with winding down the operations of the Company's former Costa Rica subsidiary.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services.

The audit committee has developed policies and procedures concerning its pre-approval of the performance of audit and non-audit services for the Company by Ernst & Young LLP. These policies and procedures provide that the Chairman of the audit committee must pre-approve 100% of all audit and permitted non-audit services (including the fees and terms thereof). The Chairman reports all such services approved to the full audit committee at its next meeting. In pre-approving all audit services and permitted non-audit services, the audit committee or a delegated member must consider whether the provision of the permitted non-audit services is comparable with maintaining the independence of Ernst & Young LLP and its status as the Company's independent auditors.

THE TRANSACTION OF OTHER BUSINESS

As of the date of this proxy statement, the Board of Directors has no knowledge of business which will be presented for consideration at this meeting other than that described above. If any other business properly comes before the meeting or any adjournment, it is intended that proxies will be voted in accordance with the judgment of the person or persons voting the proxy.

Proposals by shareholders for 2006 annual meeting of shareholders

Eligible shareholders desiring to present proposals to the shareholders of the Company at the 2006 annual meeting of shareholders, and to have such proposals included in the Company's proxy statement and proxy, must submit their proposals to the Company so as to be received no later than November 25, 2005, and must otherwise comply with Rule 14(a)-8 under the Securities Exchange Act of 1934.

By order of the Board of Directors,

Larry Edwards
Chairman

Date: April 7, 2005

THE COMPANY WILL FURNISH WITHOUT CHARGE TO ANY PERSON WHOSE PROXY IS SOLICITED, ON WRITTEN REQUEST FROM SUCH PERSON DELIVERED TO INVESTOR RELATIONS MANAGER, P.O. BOX 218370, HOUSTON, TEXAS 77218, A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K FOR 2004.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15 (d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004 **Commission File Number 0-7092**

RELIABILITY INCORPORATED

(Exact name of registrant as specified in its charter)

TEXAS	**75-0868913**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
16400 Park Row **Post Office Box 218370** **Houston, Texas**	**77218-8370**
(Address of principal executive offices)	(Zip Code)

(281) 492-0550
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12(b)-2 of the Act). YES ☐ NO ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates; computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter $6,605,096.

Common Stock, no par value	**6,335,965**
(Title of class)	(Number of shares outstanding)

as of March 28, 2005

Documents Incorporated by Reference

Listed hereunder are the documents incorporated by reference and the Part of the Form 10-K into which such documents are incorporated:

Part III Proxy Statement for the 2005 Annual Meeting of Shareholders of the Registrant (to be filed within 120 days of the close of the registrant's fiscal year)

RELIABILITY INCORPORATED

Form 10-K

TABLE OF CONTENTS

December 31, 2004

PART I

PART II

PART III

PART IV

PART I

Item 1. *Business*

THE COMPANY

Reliability Incorporated is principally engaged in the design, manufacture, market and support of high performance equipment used to test and condition integrated circuits ("Testing Products"). Reliability and its subsidiary (collectively referred to as "Reliability" or the "Company") also designs, manufactures and markets a line of DC-DC power converters ("Power Sources") and operates a service facility in Singapore that conditions and tests integrated circuits as a service for others ("Services"). The Company's strategy for each of these business segments is to target customers and other prospects who are market leaders, to provide high-quality products and services, to develop long-term relationships with its customers by investing in specific research and development to meet their needs, and to continuously reduce both the customers' and the Company's cost and time to market.

In July 2003, the Company entered a new line of business ("Automotive") by acquiring the rights to manufacture and market an aftermarket hydraulic lifting device that is installed in the bed of pickup trucks. Due to disappointing sales of this product, the Company terminated the purchase agreement for this product line in January 2005, thereby relinquishing its right to manufacture and market this product.

The Company was incorporated under the laws of the State of Texas in 1953, but the principal business of the Company as described in this report started in 1971. The Company has one wholly owned subsidiary, Reliability Singapore, Pte Ltd. Reliability de Costa Rica, S.A. was shut down and dissolved in the third quarter of 2002, when its business was transferred to the parent company.

INDUSTRY OVERVIEW

Rapid technological advances resulting in evolving industry standards characterize the semiconductor industry. As the performance of semiconductors has increased and their physical size and cost per function have decreased, the demand for semiconductors has expanded not only in computer systems but also in telecommunications, automotive products, consumer goods and industrial automation and controls. The demand for smaller, faster, higher performance integrated circuits ("ICs") continuously places new technical challenges and demands on semiconductor manufacturers and semiconductor equipment manufacturers to provide innovative new products and product enhancements to improve quality control and reduce manufacturing cost.

Under current semiconductor technology and manufacturing processes, manufacturers are unable to consistently produce batches of ICs that are completely free of defects that may cause the ICs to fail. An IC may be defective at the time it is produced or it may have a latent defect that eventually will cause it to fail. An IC with such a defect will almost always fail during the first 500-1000 hours of normal use. As a result, it has become customary to "condition" or "burn-in" ICs (i.e., to subject them, during a relatively short period of time, to controlled stresses which simulate the first several hundred hours of operation) to identify defects prior to delivery. Such conditioning subjects the ICs to maximum rated temperatures, voltages and electrical signals. Following burn-in, the ICs are tested to determine whether they function as designed.

PRODUCTS

During fiscal 2004, Reliability had four operating segments based on its product and service offerings: Testing Products, Services, Power Sources and Automotive (which ceased operations in January 2005). See **Note 4** of the Notes to Consolidated Financial Statements for financial information regarding segment reporting.

TEST AND CONDITIONING PRODUCTS

The Company has been providing leading technology capital equipment to IC manufacturers and users to burn-in ICs since 1975 and to functionally test ICs during burn-in since 1980. Reliability's burn-in and testing products contain sophisticated hardware and software, most of which are designed and manufactured at the Company's Houston, Texas facility.

The Company was one of the first to design, manufacture and market systems that utilize burn-in and test technology within the same product. Historically, such equipment was used as a tool for engineering and quality assurance to qualify and evaluate new designs and diagnose defects and was not an integral part of the manufacturing process. Today, many IC manufacturers are implementing functional testing during burn-in as a part of the manufacturing process. Since 1992, the Company has focused its research and development on equipment and related software that perform functional testing during burn-in of memory devices (i.e., DRAM, SRAM, SDRAM) and micrologic devices (i.e., microprocessors). This focus has led to the development of three major product families: INTERSECT™, CRITERIA® 18, and CRITERIA 20.

INTERSECT memory test systems perform functional and long cycle tests on large quantities of memory devices in parallel during the conditioning (burn-in) process. This represents a difference in the way most memory devices have historically been tested. Traditionally, a significant amount of time was spent serially testing devices after they were conditioned using serial testers typically capable of testing 64 to 128 devices at a time. Because the INTERSECT systems can perform many of these same tests during the burn-in process in a massively parallel environment, and are less expensive than serial testers, IC manufacturers of DRAMs, SDRAMs and SRAMs can reduce final test cost by an estimated 30% to 60%. INTERSECT systems offer large test capacity, automated calibration, a fully algorithmic test generator, comprehensive software and networking via industry standard LAN.

CRITERIA 18 systems are designed for fine-line geometry micrologic devices (i.e., microprocessors) that dissipate large amounts of heat. The CRITERIA 18 offers total microprocessor control, solid state switching for low electrical noise, large system capacity with high current power buses, and the ability to dissipate up to 15,000 Watts of power in an economically sized system. The Company believes these features allow users to significantly reduce the amount of floor space required when performing burn-in or burn-in and test of low and medium power micrologic devices. The CRITERIA 18 systems offer a comprehensive software system and networking via industry standard LAN.

CRITERIA 20, introduced in July 2001, is the Company's newest generation burn-in and test system for medium and high power micrologic devices. The Company believes the CRITERIA 20 offers its customers a step function increase in system performance at an economical price. CRITERIA 20 systems include: high speed test electronics, delivery and control of large amounts of current at very low voltages, thermal management techniques to tightly control temperature gradient and large variations in dissipation from device to device, dissipation options up to 57,600 Watts of power, extensive self test, calibration and diagnostics, a comprehensive software system and networking via industry standard LAN. To date, there have been no sales of CRITERIA 20 systems.

SERVICES

The Company has provided burn-in and other related services to its customers since 1971. The establishment or expansion of a service facility requires a large investment of capital. Although capital cost has historically been shared by the Company and its customers, the Company is primarily responsible for providing the building and equipment required, along with the personnel and management to operate the facility.

The Company operates a service facility in Singapore that uses CRITERIA and INTERSECT systems to provide burn-in and burn-in test services for DRAM, SDRAM, SRAM, and microprocessors. The Company also uses related equipment acquired from others to provide serial testing, laser-marking, and tape and reel services. Services are generally sold on a periodically adjusted per-unit-processed basis to large volume semiconductor manufacturers that prefer to focus on their core business and technologies and to deploy their capital accordingly.

POWER SOURCES

The operating components of electronic equipment frequently have varying electrical requirements. Rather than provide power to each component separately, specialized power devices called DC-DC converters, or power sources, are used to convert direct current voltage into a higher or lower voltage. By using small DC-DC converters, electronic equipment can operate from a single output power supply yet provide different voltages to different operating components. These DC-DC converters allow designers of electronic equipment to localize power requirements, increase modularity in the product design, and expand equipment features without having to redefine power needs.

The Company introduced its initial power source in 1972. Today, the Company offers a wide range of DC-DC converters from 1 to 30 Watts. The Company focuses on developing specialized DC-DC converters for targeted customers within the telecommunications, computer and other industries that are adopting lower voltage components that operate at different voltages within the same equipment. The Company designs and markets power sources at its Houston, Texas facility and then makes the products available through its distribution and representative network in the U.S. and Europe. In August 2002, the Company shut down its manufacturing facility for Power Sources that was located in San Jose, Costa Rica. The facility was sold in January 2003 for $825,000.

AUTOMOTIVE

In July of 2003, the Company acquired the intellectual property rights and related assets to manufacture and market a unique hydraulic lifting system ("Ezy-Load"™) that installs in the bed of pickup trucks without sacrificing valuable cargo space. Historically, cargo loading and unloading of pickup trucks has been a labor intensive, manual task requiring multiple people and involving risk of injury and damage to cargo when lifting, lowering, pushing and pulling large or heavy items into or out of the bed of the truck.

Ezy-Load lifting system is designed to fit most 1/2, 3/4 and 1 ton pickup trucks. The system operates from the vehicle's 12-volt battery, which provides power to the crane winch and the hydraulic power unit. The hydraulics are completely self-contained with a DC motor, gear pump, reservoir and load hold check valves to prevent overloading. Flow from the pump, to a pair of double-acting cylinders, provides the lift and rotation necessary to extend and retract the lift arms via a hand-held remote control. Ezy-Load allows a single person to easily lift, position, load and unload heavy or bulky cargo, up to 1,000 lbs., while standing clear of the load. The Company believed the Ezy-Load lifting system would provide customers a safer work environment and would quickly pay for itself in reduced hand and back injuries caused by lifting and sliding heavy cargo manually.

Due to disappointing sales of the product, the Company terminated the purchase agreement for this product line in January 2005, thereby relinquishing its rights to manufacture and market this product.

SALES AND MARKETING

The Company has direct sales and service operations in the United States and Singapore as well as a network of distributors and sales representatives in certain other key areas within the United States, Europe and S.E. Asia.

The Company's customer service and support program includes installations, repairs, service contracts, application engineering support, custom and semi-custom power sources, spare parts inventories, customer training, and documentation.

The Company generally warrants its products for up to three years from shipment.

RESEARCH AND DEVELOPMENT

The semiconductor industry's and the electronic equipment industry's demand for increasingly complex and sophisticated equipment requires innovation and accurate anticipation of changing needs and emerging technology trends. To avoid becoming technologically obsolete over time, the Company commits a significant portion of its resources to research and development programs for new products, services and enhancements to existing products. Research and development expenditures for the Company's four operating segments were $.8 million in fiscal 2004. These expenditures were $1.3 million in 2003 and $2.5 million in 2002. Total research and development was 25% of revenue in 2004, compared to 64% in 2003 and 62% in 2002.

Research and development programs for the Testing Products segment account for a significant portion of these expenditures. The Company's development activities are focused on solutions to meet the technical requirements created by continually shrinking geometries of the new generations of integrated circuits. The Company has developed new high speed test and interface electronics, methods to deliver large amounts of current at very low voltages, thermal management techniques to handle large variations in heat dissipation from device to device and methods to effectively manage higher power in a chamber operating at lower temperatures. Some of these features were introduced during fiscal 2000 and 2001 as retrofit enhancements to the Company's CRITERIA 18 product line. The CRITERIA 20, which was introduced in July of 2001, incorporates many of these features and provides a step function increase in performance compared to the Company's previous product offerings. The Company anticipates that it will continue to have significant research and development expenditures in the future to provide new products and enhancements to existing products, including the CRITERIA 20.

INTELLECTUAL PROPERTY

The Company believes that rapidly changing technology in the electronics industry makes the Company's future success dependent on the quality of its products and services, the technical skills of its personnel, and its ability to adapt to the changing technological requirements more than upon the protection of any proprietary rights. The Company holds several patents and has pending patent applications on certain components of its test and conditioning equipment and topology for regulated outputs of its DC-DC converters.

Although the Company believes that its intellectual property has value and can provide it with a competitive advantage, no single patent is, in itself, critical to the Company as a whole or to any of its operating segments. While the Company attempts to protect its intellectual property through patents, copyrights, trade secrets, trademarks, and other means, there can be no assurance that these measures will be sufficient or provide significant competitive advantages.

RAW MATERIALS AND INVENTORY

The Company's products contain certain parts that it manufactures and assembles as well as components and assemblies purchased from others. In most cases, the Company is not a significant purchaser of raw materials from its suppliers and therefore has little control over either the availability or pricing of component parts for test and conditioning products or power sources. The Company maintains an inventory of components and parts for its manufacturing activities. There are many sources for most of the raw materials needed for the Company's manufacturing activities, although a few components come from sole sources. The Company has not experienced any significant inability to obtain components or parts, but does experience occasional delays and long lead times for certain items. The inability to acquire certain key components for an extended period of time could have a material adverse effect on the Company.

CUSTOMERS

The Company develops, markets and sells products for, and provides services to, semiconductor manufacturers and users of large quantities of ICs. Since development costs for products and capital costs for services are high, the Company targets customers that it believes have the financial capacity to buy large enough quantities of products and services to provide the Company with a return on its investment. In addition, due to the fact that there are only a small number of companies that have a need to test and condition large batches of ICs, the potential customer base is limited. The Company's ability to maintain or increase its sales in the future will depend, in part, on its ability to obtain orders from its existing and new customers as well as the financial condition and success of its existing customers.

In 2004, sales to the Company's largest customers accounted for approximately 47% of its net sales, compared to 52% in 2003 and 71% in 2002. In 2004, Alliance Semiconductor ("Alliance") accounted for 39% of the Company's net sales. In 2003, Intel Corporation ("Intel") and Alliance accounted for 28% and 24%, respectively, of the Company's net sales. During 2002, Intel, Alliance and Advanced Micro Devices, Inc. accounted for 49%, 11%, and 11% of the Company's net sales, respectively. No other customer represented more than 10% of the Company's net sales during these periods. See also **Note 4** to the Consolidated Financial Statements.

The Company expects that sales of its products and services to a limited number of customers will continue to account for a high percentage of net sales in its traditional business lines. Additionally, sales to a particular customer may fluctuate significantly from quarter to quarter and year to year. The loss of a key customer or any substantial reduction or delay in orders from any one customer could have a material adverse effect on the Company.

COMPETITION

The markets for the Company's products and services are subject to intense competition and are characterized by rapidly changing technology. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price performance characteristics. Competitive pressures often necessitate price reductions that can adversely affect operating results. Although the Company believes that it has certain technological and other advantages over its competitors, maintaining such advantages will require a continued high level of investment by the Company in research and development, marketing and service.

The Company's primary competitors in the Testing Products segment are other independent manufacturers of similar systems and manufacturers of ICs who design their own equipment. The primary methods of competition in this segment are product features, quality, service, delivery, and price. The Company believes that its service after the sale, including its ability to provide installation, maintenance service, and spare parts, enhances its competitiveness.

The primary areas of competition for the Company's Services are price, service level and geographic location. The Singapore Services facility provides services to IC users and manufacturers in Singapore and Southeast Asia.

The world market for power sources is divided into the merchant and the captive markets. The Company estimates there are more than 1,000 competitors in the merchant market of the power sources manufacturing business, most of which target a particular application for their business. The Company believes there are approximately 20 to 30 significant competitors whose products compete directly with those of the Company in its U.S. and foreign markets. Competition in the power sources market is based primarily on the specific features of the power sources, price and quality.

BACKLOG

Backlog for sales of Testing Products, Power Sources and Automotive represents orders for delivery within 12 months from the date on which backlog is reported. Backlog for Services represents orders for services where the ICs to be conditioned and/or tested have been delivered to the Company for processing. The Company's believes its backlog as of December 31, 2004, is firm, although portions of the backlog are not subject to legally binding agreements.

The following table sets forth the Company's backlog of its segments at the dates indicated:

Business Segment	December 31, 2004	December 31, 2003
	(In thousands)	
Testing Products	$ 58	$ 8
Services	32	69
Power Sources	92	88
Automotive	3	—
Total	$185	$165

The Company has the right to sell its Automotive backlog, even through it terminated this line of business in January 2005.

EMPLOYEES

As of December 31, 2004, the Company had 77 employees worldwide, of which five were contract or temporary employees. The Company's success is in part dependent on its ability to attract and retain its technical staff and skilled employees. Exclusive of workforce reductions initiated by the Company, the Company has experienced a low turnover rate among its U.S. employees. None of the Company's employees are represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

INTERNATIONAL OPERATIONS

The Company is domiciled in the United States and operates a service facility in Singapore. It sells products to customers for delivery outside of the U.S. Consequently, the Company is subject to risk customarily found in international business operations, such as fluctuation of currency exchange rates, import and export controls, regulatory policies of foreign governments, longer receivable collection periods and greater difficulty in accounts receivable collections. The Company attempts to conduct its business and financial affairs so as to protect against political and economic risk, but there can be no assurance that the Company will be successful in protecting itself. **See Note 4** of the Notes to Consolidated Financial Statements for financial information regarding segment reporting and geographic areas.

ENVIRONMENTAL MATTERS

The Company does not expect to be affected by zoning, environmental protection, or other similar laws or ordinances.

SEASONALITY

The Company's business in not seasonal but is very cyclical, depending on the growth of the semiconductor and electronics equipment industries.

GOVERNMENTAL BUSINESS

The Company does not have a material amount of business with any governmental agency.

Item 2. ***Properties***

The Company's headquarters and principal administrative, engineering and manufacturing facility is located in a 131,000 square foot facility on a seven acre tract of land in Park 10, an office and industrial park located on the west side of Houston, Texas. The facility consists of two adjoining buildings: a three-story building containing 87,000 square feet and a one-story building containing 44,000 square feet. The Company occupies 96,000 square feet of the facility and leased the remaining 35,000 square feet to an unrelated party until August 2003. The Company is actively seeking to sell one or both of the buildings. Both buildings collateralize the Company's term and revolving debt agreement. The Company's Services subsidiary is located in a 33,600 square foot facility in Singapore under a lease that expires in 2006.

The Company also owns a 43,500 square foot facility on a seventeen and one-half acre tract of land in Durham, North Carolina. This facility is debt free and unencumbered. The Durham facility is being actively marketed for sale or lease and a portion of the facility is currently leased on a month-to-month basis to an unrelated party.

The Company considers its properties suitable and sufficient for its needs and has no current plans to expand. **See Note 8** to the Company's Consolidated Financial Statements for information concerning leases.

Item 3. ***Legal Proceedings.***

Not applicable.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

Not applicable.

Item 4A. *Executive Officers of the Registrant.*

Executive officers of the Company as of December 31, 2004 were as follows:

Name	Age	Officer of Reliability Incorporated Since	Position Currently Held with Reliability Incorporated
Larry Edwards	63	1981	Chairman of the Board of Directors, President and Chief Executive Officer
James M. Harwell	50	1993	Executive Vice President and Chief Operating Officer
Paul Nesrsta	48	1993	Vice President
Carl Schmidt	48	2003	Chief Financial Officer, Secretary and Treasurer

Mr. Edwards has been President and Chief Executive Officer of the Company since 1993 and became a Director and Chairman of the Board of Directors in 1995. Mr. Edwards has been employed by the Company in various capacities since 1977.

Mr. Harwell was appointed Executive Vice President and Chief Operating Officer in July 2003. Mr. Harwell is also responsible for the operations of the Company's Power Sources and Automotive segments. From November 2002 until July 2003, he served as Executive Vice President and Acting Chief Financial Officer. He was Vice President, Operations from 1996 until 2002, Vice President, Site Services from 1993 until 1996 and the division manager of the automation equipment division of the Company from 1991 to 1993.

Mr. Nesrsta was appointed Vice President, Testing Products—Marketing and Engineering in November 2003. From 1996 until November 2003, he served as Vice President, Sales and Marketing. He was Vice President, Testing Products Marketing from 1993 until 1996 and was manager of the test systems division of the Company for more than five years prior to becoming a vice president in 1993.

Mr. Schmidt joined the Company in December 2002 as Director of Accounting and Finance and was appointed Chief Financial Officer, Secretary and Treasurer in July 2003.

PART II

Item 5. ***Market for the Registrant's Common Stock and Related Stockholder Matters.***

During 2003 and 2004 the Company's stock traded on Nasdaq under the stock symbol REAL. Effective February 24, 2005 the Company's stock began trading in the over-the-counter market under the symbol REAL.PK, since it no longer met the listing requirements to be traded on the Nasdaq market The high and low sale prices for 2004 and 2003, as reported by The Nasdaq Stock Market, are set forth below.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
High	$1.51	$1.30	$1.04	$ .89
Low	1.12	.94	.55	.58
2003				
High	$1.43	$1.18	$1.46	$1.39
Low	.71	.76	1.06	1.05

The Company paid no cash dividends in 2004 or 2003 and is restricted from paying dividends under provisions of its credit agreement. See **Note 3** to the accompanying financial statements.

Reliability had approximately 678 shareholders of record as of February 14, 2005.

The following table sets forth the number of shares of the Company's common stock reserved for issuance under the Company's equity compensation plan as of December 31, 2004:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	923,851	$2.36	358,600
Equity compensation plans not approved by security holders	—	—	—
Total	923,851	$2.36	358,600

Shares of Company stock are also used to fund the matching feature of the Employee Stock Savings Plan. See **Note 7** to the Consolidated Financial Statements.

Item 6. ***Selected Financial Data.***

The following table sets forth certain selected financial data for the years indicated:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
INCOME STATEMENT DATA:					
Revenues	$ 3,187	$ 2,042	$ 4,041	$12,082	$22,235
Cost of revenues	3,363	3,403	4,351	9,453	12,606
Gross profit	(176)	(1,361)	(310)	2,629	9,629
Expenses:					
Marketing, general and administrative	3,346	3,510	4,357	5,305	6,650
Research and development	804	1,310	2,498	2,932	1,561
Provision for asset impairments restructuring and shut-down	678	967	2,146	420	416
Relocation expenses	—	—	—	—	390
Total expenses	4,828	5,787	9,001	8,657	9,017
Interest income, net	17	57	132	609	956
Other income	55	430	339	327	229
Income (loss) before income taxes	(4,932)	(6,661)	(8,840)	(5,092)	1,797
Provision (benefit) for income taxes	(19)	(122)	(3,751)	(745)	746
Net income (loss)	$(4,913)	$ (6,539)	$ (5,089)	$ (4,347)	$ 1,051
Earnings (loss) per share (1):					
Basic	$ (.78)	$ (1.03)	$ (.80)	$ (.67)	$ .16
Diluted	(.78)	(1.03)	(.80)	(.67)	.16
Weighted average shares (1):					
Basic	6,336	6,336	6,336	6,486	6,643
Diluted	6,336	6,336	6,336	6,486	6,692
BALANCE SHEET DATA:					
Total assets	$ 7,461	$11,704	$18,108	$23,517	$31,278
Working capital	1,460	4,971	10,607	13,518	18,208
Property and equipment, net	3,196	4,017	4,423	6,110	6,842
Total stockholders' equity	5,856	10,784	17,160	22,317	27,472

(1) The weighted average number of shares used in the earnings per share calculations have been adjusted to give effect to the reduction in shares resulting from the purchase of 274,600 and 79,700 shares of the Company's common stock in 2001 and 2000, respectively.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and other related notes that appear in this document.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this document contain forward-looking statements that involve risks and uncertainties, as well as current expectations and assumptions. From time to time, the Company may publish forward-looking statements, including those that are contained in this report, relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include, but are not limited to its ability to maintain sufficient working capital, adverse changes in the global economy, sudden decreases in the demand for electronic products and semiconductors, market acceptance of the Company's products and services, the impact of competition, delays in product development schedules, delays due to technical difficulties related to developing and implementing technology, delays in delivery schedules, the ability to attract and maintain sufficient levels of people with specific technical talents, future results related to investments, acquisitions and changes in demand for the Company's products and services and the Company's customers' products and services. The Company's actual results could differ materially from those anticipated in these forward-looking statements, including those set forth elsewhere in this report. The Company assumes no obligation to update any such forward-looking statements.

REVIEW OF SIGNIFICANT ACCOUNTING POLICIES

In response to a guidance document that was issued by the Securities and Exchange Commission, the Company completed a review of its significant accounting policies, including those listed in **Note 1** to the Consolidated Financial Statements. The results of the review indicated that the accounting policies that the Company has adopted are appropriate for the operations of the Company and that the Company has correctly applied the accounting policies.

Management's discussion and analysis of its financial condition and results of operations is based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, if any exist. The Company evaluates its estimates, on an on-going basis, including those related to inventories, investments, assets held for sale, intangible assets, income taxes, warranty obligations, bad debts, product returns, long-lived assets and contingencies, if any. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values and disclosure of amounts recorded or disclosed in the Consolidated Financial Statements of the Company.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements. Policies related to items that are not considered to be material to the Consolidated Financial Statements are not discussed in detail here, but the policies applicable to these items are disclosed in **Note 1** to the Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized when all four revenue recognition criteria have been met: persuasive evidence of an agreement exists: delivery has occurred or services have been rendered; seller's price to buyer is fixed or determinable; and collectibility is reasonably assured. This policy results in revenue being recognized in the various business segments as follows:

Testing Equipment—Revenue is recognized at the time of shipment for established products and upon customer acceptance for early models of new-generation products. New-generation products are considered to be established when three to five units have been successfully installed. The Company generally has post-shipment obligations for installation and training and defers a portion of the sale price for the estimated fair value of these services, which are typically performed within a week of delivery of the product. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenues from the sale of spare parts are recorded at the time of shipment.

Services—Revenue is recognized upon shipment of the processed parts to the customer.

Power Sources—Revenue is recognized upon shipment of the product.

Automotive—Revenue is recognized upon installation for units installed at our Houston facility or upon shipment for all other orders.

Inventory Obsolescence

Slow moving inventory is reviewed monthly, and the Company writes off or establishes reserves for excess or obsolete inventories based on assumptions about future demand, market conditions and historical obsolescence data. If actual future market conditions are less favorable than those forecasted by management, additional inventory write-downs may be recorded.

Valuation Allowance for Deferred Tax Assets

The Company records a valuation allowance to reduce its deferred tax assets to the amounts that are more likely than not to be realized in the future. The Company and its subsidiary have carried back all eligible operating losses. At a time in the future when profits exceed cumulative losses, the Company will be able to realize tax benefits, and the applicable reduction in the valuation allowance will be credited to income in the period that the tax benefit is realized.

Long-Lived Assets and Goodwill

The Company reviews the carrying values of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. An impairment charge is recorded in the event the net book value of such assets exceeds management's estimate of the future undiscounted cash flows attributable to such assets. Such estimates are based on various assumptions and estimates regarding future operations and are highly judgmental. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Marketable Securities

The Company owns certain marketable equity securities and records a provision, as a separate component of stockholders equity, to adjust the values of such securities to the quoted market price at each balance sheet date. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary.

Other

The Company establishes allowances or reserves for bad debts, warranty obligations, product returns, and foreign currency gains or losses, and the impact of these items is generally immaterial to the consolidated financial statements because the amounts of the reserves and allowances have been, in the past, and are currently estimated to be, immaterial as they relate to the applicable assets or liabilities and the consolidated financial position of the Company.

RESULTS OF OPERATIONS

Overview

Reliability's principal business is designing, manufacturing, and marketing high performance equipment to condition and test integrated circuits and providing conditioning and test services to manufacturers and large users of integrated circuits. The Company's business depends significantly on capital equipment expenditures of integrated circuit manufacturers and overall demand for products utilizing integrated circuits. The semiconductor industry is cyclical in nature and the Company is experiencing the lingering effects of a downturn that began in 2001. Conditions in the US and global economy improved in 2003 and 2004, and semiconductor industry revenues increased by approximately 18% in 2003 and 28% in 2004. However, semiconductor manufacturers have been very reluctant to resume their historic levels of capital spending. U.S. Test and Assembly bookings of new orders increased steadily from approximately $130 million in January 2003 to $365 million in March 2004 for a substantial increase but far below its peak of $766 million in May 2002. Since the bookings peak of March 2004, bookings have had a steady decline through December 2004, when bookings were approximately $137 million.

Forecasts for 2005 chip industry revenues vary from a slight decrease to a slight increase. Almost all call for a decline in the first half followed by improvement in the second half of 2005. Almost all forecasts for 2005 semiconductor equipment revenue call for double-digit decreases. However, when chip revenues start to increase, the Company's management believes semiconductor equipment demand should increase quickly, since semiconductor manufacturers have held capital spending at historically low levels in comparison to revenue for a long period of time. Technology has continued to advance, and it appears few have invested heavily in the latest generation technology.

Softening demand for the Company's products and services caused by the previously mentioned downturn has significantly contributed to decreases in revenues and earnings. Management continues to review expenses and take actions to control costs, principally reductions in staffing levels. Despite these challenging times, the Company continues to invest in research and development in order to position the Company for growth when its markets recover.

The Company entered the automotive aftermarket industry in July 2003 with the acquisition of the Ezy-Load product line. The Company began full-scale marketing activities for this product in the first quarter of 2004. Due to disappointing sales results achieved in 2004 and the amount of investment required to continue to market the product, the Company ceased manufacturing and marketing this product in January 2005.

Net Revenues

Revenues in 2004 were $3,187,000, compared to $2,042,000 in 2003. Revenues increased by 85% in the Services segment, 71% in the Power Sources segment and decreased by 10% in the Testing Products segment.

Revenues in the Testing Products segment for 2004 decreased by $59,000 from 2003. This decrease is primarily attributable to deferred installation revenue recognized in 2003 for which there was no corresponding amount in 2004. Revenues in this segment remain at depressed levels as a result of reduced capital spending by the Company's customers, DRAM overcapacity, reductions in burn-in times by a major customer of the Company's CRITERIA products, and reduced demand for new CRITERIA systems.

Revenues in the Services segment increased by $742,000 in 2004. Burn-in and testing revenues accounted for the increase as a result of a 22% increase in units processed and a 62% increase in average selling prices due to changes in product mix and increased processing times. Despite revenue increases achieved in 2003 and 2004, revenues in this two-year period were 87% below revenues in 1999 and 2000, the two-year period immediately preceding the 2001 downturn. The decrease in demand for the services provided by the Company's Singapore subsidiary is largely the result of memory overcapacity due to the sharp industry downturn, competitive price pressures in an overcapacity market, the loss of a new customer that relocated its production from Singapore in 2001, significant reductions in burn-in times and a move away from conventional burn-in by a major customer during 2002.

Revenues in the Power Sources segment increased by $406,000 in 2004. The increase is a result of a 49% increase in units shipped, coupled with a 15% increase in average selling prices. Approximately one-third of the revenue increase resulted from increased demand for "mature" products for the networking and telecommunications industries due to an improving economy. An additional 30% of the increase relates to newly developed products for these industries. The remainder of the increase is attributable to other new products with higher average selling prices than other product lines.

Revenues in the Automotive segment in 2004 were $62,000. As a result of the continuing disappointing sales of this product and the capital required to continue to develop markets, the Company decided to cease manufacturing and marketing the product in January 2005. See also **Note 13** in the accompanying consolidated financial statements.

Revenues in 2003 were $2,042,000, compared to $4,041,000 in 2002. Revenues declined by 74% in the Testing Products division, 30% in the Services division and increased by 4% in the Power Sources division.

Revenues for the Testing Products segment in 2003 decreased by $1.7 million from 2002. Sales in 2002 included $1.9 million of revenues from sales of testing systems and upgrades to older-generation systems, whereas only $155,000 of such sales were recorded in 2003. The decrease is a result of reduced demand for the Company's CRITERIA and INTERSECT products. Reduced capital spending by the Company's customers, DRAM overcapacity, reductions in burn-in times by a major customer of the Company's CRITERIA products, and reduced demand for new CRITERIA systems have adversely affected this segment's revenues.

Revenues in the Services segment in 2003 decreased by $366,000 from 2002. The decrease is a result of a 51% decrease in units processed, partially offset by a 36% increase in average selling prices. The decrease in demand for the services provided by the Company's Singapore subsidiary is largely the result of memory overcapacity due to the sharp industry downturn, competitive price pressures in an overcapacity market, significant reductions in burn-in times and a move away from conventional burn-in by a major customer during 2002.

Revenues in the Power Sources segment in 2003, though up slightly from their 2002 level, remained at depressed levels due to decreased demand for products sold by the telecommunications industry and competitive price pressures in a challenging market. Units shipped decreased by 4% from their 2002 level while average selling prices increased by 10%. In many cases, research and development activities of the Company's Power Sources segment have long lead times, as they relate to components of products that our customers will not place into commercial production for 12 – 24 months. In 2003, the Company began receiving orders for products that were being developed in 2001 and 2002.

Gross Profit

Gross profit consists of net revenues less the cost of the materials, labor and operations overhead used in producing the products and providing the services supplied by the Company. The Company had a negative gross margin of $176,000 in 2004, an improvement of $1,185,000 over 2003. Collectively, the Company's three historical business lines operated at breakeven gross margin for the year, offset by a negative gross margin in the Automotive segment. The Power Sources segment achieved a gross margin of $297,000, which was offset by negative margins in the Testing Products segment of $203,000 and $93,000 in the Services segment. The overall improvement in the gross margin is primarily a result of the revenue increase of $1,145,000, and, to a lesser extent, a reduction in fixed overhead costs that resulted from headcount reductions in April 2003.

Cost of Sales includes charges for estimated excess and obsolete inventory of $206,000 in 2004, $244,000 in 2003 and $76,000 in 2002. These provisions were necessary due to the continued weakness in demand for products sold by the Testing Products and Power Sources segments. Included in the 2004 amount is $52,000 related to impairment of inventories associated with the Ezy-Load product line. The Company plans to market the excess inventory at reduced prices, and, if such inventory is ultimately deemed to be obsolete, it will be written off.

Gross profit decreased $1.1 million in fiscal 2003 compared to fiscal 2002. A decline in the gross margin in the Company's Testing Products segment of $1.2 million was offset by improvements in the Services and Power Sources segments of $100,000 each. The Power Sources operations operated at a breakeven margin level for the first time since 2000. Additionally, changes in product mix and competitive price pressures, particularly in the Services and Power Sources segments, unfavorably affected gross profit.

Marketing, General and Administrative

Marketing, general and administrative ("MG&A") expenses primarily consist of employee salaries and payroll related costs, product promotion and customer support costs, employee and independent sales representative commissions, and legal, accounting and other professional services. MG&A decreased $164,000 or 5%, in fiscal 2004. Payroll related costs decreased by $438,000, primarily as a result of workforce reductions in April and October 2003. Rent expense at the Singapore facility decreased by $68,000, due to a reduction in space occupied. These decreases in MG&A expenses were offset by the following increases in 2004: $139,000 in demonstration equipment amortization; $61,000 in advertising, primarily related to the Ezy-Load product line; $41,000 in engineering costs allocated to sales support; $32,000 for an additional listing fee for transfer from the Nasdaq National Market to the Nasdaq SmallCap Market; and $27,000 in increased commissions as a result of increased sales.

MG&A decreased $847,000 or 19%, in fiscal 2003. Expense reductions were largely the result of cost controls, including shutting down the manufacturing facility in Costa Rica and reductions in personnel, resulting in a decrease in payroll cost of $600,000 in fiscal 2003.

Research and Development

Research and development ("R&D") consists primarily of salaries and payroll related costs of employees involved in ongoing product research, design and development activities, engineering supplies, and professional contract design services. The Company's R&D expense was $804,000 in 2004, compared to $1,310,000 in 2003. R&D expenses decreased in 2004 primarily as a result of staff reductions made in 2003. A significant portion of the Company's R&D expenditures is associated with the development activities in the Testing Products segment, including the development of the CRITERIA 20, the Company's next generation micrologic test during burn-in platform. The Company anticipates that it will continue to have significant research and development expenditures in the future to provide new products and enhancements to existing products, including the CRITERIA 20.

The Company's R&D expense was $1,310,000 in 2003, compared to $2,498,000 in 2002. R&D expenses declined in 2003 primarily as a result of staff reductions.

Asset Impairments and Restructuring

Due to the continued lack of sales of the Ezy-Load product, the Company considered it necessary to perform an impairment review of the associated goodwill during the third quarter of 2004. As a result of this review, an impairment charge of $673,000 was recorded.

In response to the continued decline in business activity in the Company's historical lines of business, the Company reduced its Houston-based workforce by 38% in 2003, incurring severance costs of $488,000. The estimated annual savings from this workforce reduction is $960,000, of which $50,000 is estimated to be in cost of sales, $480,000 in marketing, general and administrative costs and $430,000 in research and development costs. The Company recorded an asset impairment charge of $335,000 in the fourth quarter of 2003 for real estate being held for sale in North Carolina. Factors considered in determining the need for, and amount of, the charge included an assessment of the condition of the property and the amount of an offer received from a potential buyer who ultimately proved to lack sufficient financing. In the same period, an impairment charge of $144,000 was recorded for a portion of work-in-process inventories, which were deemed to be unrecoverable.

In fiscal 2002, management approved restructuring actions in response to the continuing global economic slowdown and to improve the Company's cost structure through reductions in personnel across all operating segments, the consolidation of the Power Sources operations in Houston and the closure of its facility in Costa Rica. The Company recorded asset impairment and restructuring charges of $2,146,000 to reflect these actions. Of these charges, $200,000 related to the closure of the Company's manufacturing facility in Costa Rica, of which $50,000 related to the write-down of the carrying value of a building, $96,000 was related to employee severance costs and $54,000 related to other miscellaneous shutdown expenses. Upon closing the facility, the Company began utilizing a contract manufacturer to produce its Power Source products, thereby replacing fixed and semi-fixed manufacturing and overhead costs with contract manufacturing charges that are essentially variable in relation to sales activity.

Restructuring activities in 2002 at the Company's Testing Services operations in Singapore resulted in $509,000 of impairment and restructuring charges. Of this amount, $334,000 related to employee severance costs, $82,000 related to costs associated with excess leased facilities and $93,000 related to impairment of fixed assets. These actions are expected to result in annual savings of approximately $941,000, of which $63,000 relates to cost of sales and $878,000 relates to marketing, general and administrative expenses.

Domestic restructuring charges in 2002 totaled $1,437,000. Of this amount, $700,000 related to the write-down of the carrying value of real estate held for sale in North Carolina based upon an appraisal received in August 2002. A $500,000 investment in preferred stock of a start-up company was written off based upon continued dilution of the Company's ownership interest, a lack of revenues of the start-up and cash flow projections of the investee. A reduction in the workforce at the Company's Houston headquarters in August 2002 resulted in $237,000 of severance-related charges. The estimated annual savings of this workforce reduction is $1,040,000, of which $240,000 is estimated to be in cost of sales, $325,000 in marketing, general and administrative costs and $475,000 in research and development costs. **See Note 10** of the Notes to Consolidated Financial Statements for additional financial information regarding impairments and restructuring.

Interest and Other Income

The decline in interest income in 2004 and 2003 is due to a lower amount of investable funds. Other income in 2004 declined by $375,000 from the previous year, which included a $155,000 gain on the sale of a building, $30,000 of gains on sales of marketable securities and $196,000 of rental income for excess space at the Houston facility, for which the lease expired in August 2003. Other income in 2002 included only rental income for excess space at the Houston facility and a portion of the idle North Carolina facility. In 2005, the Company will incur interest expense associated with borrowings under a credit agreement executed in December 2004.

Provision for Income Taxes

The Company's tax benefit rate was nil in 2004, 2% in 2003 and 42% in 2002. The principal item affecting the Company's tax rate in 2004 and 2003 is the inability to record a benefit for the operating losses. In 2002, the Company was able to carry back its operating loss and claim a refund of previously paid taxes. As of December 31, 2002, the Company had carried back all eligible losses; thus the Company cannot record income tax benefits related to operating losses until future profits are available to offset the losses. The tax benefit recognized in 2004 related to the reassessment of the impact of the reversal of certain temporary differences beyond the 20-year operating loss carryforward period. The benefit recorded in 2003 related to additional carryback benefits claimed upon filing its 2002 tax return and the elimination of certain deferred tax liabilities. The principal items affecting the Company's tax rate in 2002 were benefits associated with the dissolution of the Company's subsidiary in Costa Rica, additional carryback benefits realized as a result of tax legislation enacted in 2002, partially offset by the inability to deduct the losses of the Company's foreign subsidiaries, and a provision to increase the Company's valuation allowance on deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

During the past four years, the Company has sustained significant negative financial trends, including substantial decreases in revenues, net income, backlog, and cash flows from operating activities. Key customers have continued to delay or reduce expenditures for the Company's products and services and such trends may continue in the near term. As discussed more fully in **Note 10** to the Consolidated Financial Statements, management has taken steps to restructure the operations of the Company, including shutting down the Costa Rica facility in the third quarter of 2002 and downsizing the Houston and Singapore operations during 2003 and 2002. In addition, significant impairment charges have been recorded to reflect management's best estimate of the fair value of certain real estate and other investments and work-in-process inventories.

Though the Company has continued to adjust its cost structure due to the prolonged downturn in its primary business lines, its operations continue to consume large amounts of the Company's cash reserves. In December 2004, the Company entered into a credit agreement with an asset-based lender. The credit agreement consists of a term loan in the amount of $1 million that was funded at closing and a $1.9 million line of credit. This credit agreement will serve as bridge financing until the Company completes the sale of its Houston headquarters building. Proceeds from the sale in excess of the amounts used to repay the term loan and any line of credit borrowings will be used to fund operations.

Based on the Company's current financial position, its outlook for 2005, and additional cash that may be generated through a combination of sale(s) of certain real estate holdings and sales of investment securities, management believes it has sufficient resources to fund its operations through 2005 and into 2006; however, there can be no assurances that such transactions can be consummated in a timely manner or in amounts sufficient to fund any continuing operating deficits.

The Company's future strategy is primarily dependent on its ability to sell its burn-in and test systems, including its newest generation of burn-in and test systems for medium and high power micrologic devices, the CRITERIA 20. As a result of the downturn of the semiconductor industry that began in 2001, target customers for the CRITERIA line have continued to delay capital expenditures for new capacity, and no sales have been made to date of the CRITERIA 20. In January 2005 the Company placed a Criteria 20 unit with a customer for evaluation; however there can be no assurance that the unit will meet the specific needs of the customer or that the customer will ultimately place an order.

The Company's primary source of liquidity has been earnings accumulated prior to 2001. Additionally, in May 2003, the Company received an income tax refund of $3.7 million resulting from the carryback of its 2002 operating loss. In December 2004, the Company entered into a $2.9 million credit agreement with an asset-based lender and had borrowed $1 million under the facility at December 31, 2004. As of December 31, 2004, the Company's working capital was $1.5 million, of which $1.6 million was cash and short-term investments. Changes in the Company's financial condition and liquidity during the two year period ended December 31, 2004 are generally attributable to (1) operating losses sustained in each of the years, including the effects of significant research and development expenditures, (2) proceeds from a federal tax refund received in May 2003, (3) proceeds from the sale of a building in January 2003, (4) the acquisition of the Ezy-Load product line in 2003, and (5) borrowings under a credit agreement entered into in December 2004.

Net cash used by operating activities for the year ended December 31, 2004 was $3.8 million, compared to $1.8 million used by operations during 2003. In 2004, the primary items affecting operating cash flows were the net loss of $4.9 million, changes in working capital items that consumed $.5 million of cash offset by $1.7 million in non-cash expenses charged to operations. In 2003, the principal items affecting operating cash flow were the net loss of $6.5 million, offset by the tax refund received of $3.7 million, depreciation expense of $.8 million and the non-cash portion of the provision for impairment, restructuring and severance costs of $.4 million. For the year ended December 31, 2002, the principal items affecting operating cash flow were the net loss of $5.1 million, offset by depreciation expense of $1.1 million, the non-cash portion of the provision for impairment, restructuring and severance costs of $1.4 million and a decrease in accounts receivable of $0.4 million. Operating cash flow was also impacted by the increase in refundable income taxes of $3.3 million, which were not received until the second quarter of 2003.

Investing activities consumed $.1 million of cash in 2004, primarily from a partial installment payment made related to the Ezy-Load acquisition. Investing activities generated cash of $.1 million in 2003. In 2003, the sale of the Company's former operating facility in Costa Rica generated cash of $.8 million, which was offset by expenditures associated with the acquisition of the Ezy-Load product line of $.5 million and capital expenditures for property and equipment of $.3 million. Net cash used in 2002 was primarily capital expenditures for property and equipment of $.6 million.

The Company's Singapore subsidiary maintains a $0.5 million line of credit facility to support the subsidiary's credit commitments. As of December 31, 2004, $0.1 million of the commitment was being utilized under letter of credit commitments in lieu of a deposit on the leased building.

CONTRACTUAL OBLIGATIONS

Presented in the table below are the contractual obligations of the Company as of December 31, 2004:

	Payment due by period (in thousands)				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term Debt Obligations	$1,000	$ 14	$ 986	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	527	282	245	—	—
Purchase Obligations	111	111	—	—	—
Other	—	—	—	—	—
Total	$1,638	$407	$1,231	—	—

The long-term debt obligations are presented above based upon their stated maturity. The debt is classified as a current liability in the accompanying consolidated financial statements, since the debt agreement contains subjective acceleration clauses, i.e. provisions that allow the lender to accelerate the debt based upon conditions that are subjective in nature and not measurable or clearly defined.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Liquidity

The Company has sustained significant operating losses in each of the past four years. During this period, cash and equivalents have declined from $14.3 million to $1.6 million. Management has taken several steps during this period to adjust the Company's cost structure and align it with the level of business activity while continuing to fund key research and development activities. In December 2004, the Company entered into a Credit Agreement with an asset-based lender that will provide up to $2.9 million in liquidity. At December 31, 2004, the Company had borrowed $1.0 million under this agreement. As previously discussed, the Company may generate additional liquidity in 2005 through sale(s) of certain real estate holdings and sales of investment securities. The inability to consummate the(se) real estate transaction(s) will limit the Company's ability to fund current operations or the working capital and capital expenditure requirements associated with any significant increase in business activity, to fund research and development activities which are essential in developing new products and to service its obligations under its Credit Agreement.

Dependence on Key Customers

A significant portion of the Company's net sales is attributable to a few customers. The Company's ability to maintain or increase its sales in the future will depend in part upon its ability to obtain orders from existing and new customers as well as the financial success of its existing customers. There can be no assurances that the Company will be able to maintain or increase the level of its revenues in the future or that the Company will be able to retain existing customers or to attract new customers. Because the Company's products and services have been extensively customized to different key customer requirements, the market for such products and services may be limited. In addition, since development costs for such products are high, the Company only develops products for, and provides services to, customers that it believes have the financial capacity to buy large enough quantities of products to provide the Company a return on its investment.

Cyclical Nature of the Semiconductor Industry

The Company's revenues, gross margins and net income depend significantly on capital equipment expenditures of manufacturers of IC's and products utilizing ICs. The semiconductor industry is cyclical in nature and has experienced periodic downturns, which can have a severe effect on the demand for capital equipment. The current and prior semiconductor industry downturns, oversupply, and excess production capacity have adversely affected demand for products and services sold by the Company. The need to continue investment in research and development and maintain customer service and support capability may limit the Company's ability to reduce expenses.

Rapid Technological Changes and Product Development

Rapid technological advances resulting in changing customer requirements and evolving industry standards requiring frequent new product introductions and enhancements characterize the semiconductor industry. The Company's future success will depend in large part on its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments, achieve market acceptance and respond to constantly evolving customer requirements. The Company will need to continue to make substantial investments in research and product development in order to respond to rapid technological changes and to develop and introduce new products to meet customers' expanding needs and evolving industry standards. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introduction could result in a loss of competitiveness and could have a material adverse effect on the Company. There can be no assurance that the Company will successfully develop and manufacture new products or that any product enhancements or new products developed by the Company will gain market acceptance.

Competition

The markets in which the Company's products and services are sold are subject to intense competition and are characterized by rapidly changing technology. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Competitive pressures often necessitate price reductions that can adversely affect operating results. Although the Company believes that it has certain technological and other advantages over its competitors, maintaining such advantages will require a continued high level of investment by the Company in research and development, marketing and service. There can be no assurance that the Company will be able to compete successfully in the future.

Fluctuation of Operating Results

The Company's operating results fluctuate on a quarterly and annual basis because of a number of factors. Not only does the cyclical nature of the semiconductor industry affect the Company's operating results, but the status of world economic conditions and the timing of product shipments can also affect results. For example, because the Company's test and conditioning products have relatively high unit prices, the acceleration or delay of a small number of shipments from one quarter to the next can significantly affect the Company's operating results for that quarter or that year.

Dependence on Skilled Employees

The Company is dependent, in part, on its ability to attract and retain highly skilled managerial, marketing and technical personnel, including skilled applications and sales engineers. There can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to design, manufacture, market and support new and enhanced products and services.

Limited Sources of Supplies

Although there is more than one potential supplier of all material component parts for the Company's products, the Company currently relies on a single source of supply for several components. In most cases, the Company is not a significant purchaser of raw materials from its suppliers and therefore has little control over either the availability or pricing of component parts. Accordingly, the Company is vulnerable to delays in shipments caused by either a business interruption of a supplier or an undersupply of parts, and the Company could experience production delays while an alternate supplier is procured. Such delays, if encountered for an extended period, could have a material adverse effect on the Company.

Intellectual Property

The Company attempts to protect its key intellectual property through patents, copyrights, trade secrets, trademarks, and other means. The Company believes however, that its success will depend to a greater extent upon innovation, technological expertise, service after the sale and customer relationships. There can be no assurances that the Company will be able to protect its proprietary rights or that competitors will not be able to develop similar or superior technology independently. No assurance can be given that the claims allowed on any patents held by the Company will be sufficiently broad to protect the Company's technology. No assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company or that third parties' patents will not adversely affect the Company.

International Operations

The Company operates a service facility in Singapore and has export sales from its Texas-based headquarters for delivery outside of the U.S. Consequently, the Company is subject to risk customarily found in international business operations, such as fluctuation of currency exchange rates, import and export controls, regulatory policies of foreign governments, longer receivable collection periods and greater difficulty in accounts receivable collections. The Company attempts to conduct its business and financial affairs so as to protect against political and economic risk, but there can be no assurance that the Company will be successful in protecting itself.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk.***

The Company does not engage in speculative transactions and does not use derivative instruments or engage in hedging activities. See the Notes to the Consolidated Financial Statements for a description of the Company's accounting policies and other information related to these financial instruments. In the normal course of business the Company is exposed to market risks, including changes in interest rates, foreign currency exchange rates, and equity price changes that could impact the Company's operating results. As of December 31, 2004 and 2003, fluctuations in exchange rates and equity price changes would not have significant material effect on the Company's financial position or operating results. As a result of the Company entering into a credit agreement in December 2004, the Company is subject to interest rate risk. The sensitivity analyses below do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions management may take to mitigate the Company's exposure to such changes.

Interest Rate Risk

The Company is exposed to interest rate risk due to the floating interest rate under its credit agreement. As of December 31, 2004 the Company had borrowings of $1 million under its credit agreement, with interest that floats with prime. A 1% increase in interest rates could result in a $10,000 annual increase in interest expense on the existing principal balance. The Company had no borrowings at December 31, 2003.

Equity Price Risk

The Company held marketable equity securities with aggregate fair market values of $200,000 and $231,000 at December 31, 2004 and 2003, respectively. In the event that the carrying value of the Company's equity investment exceeds its fair market value, and the decline in value is determined to be other than temporary, the carrying value is reduced to its current fair market value. Had market prices of such securities declined 10%, the market values of these instruments would have decreased by $20,000 and $23,000 at December 31, 2004 and 2003, respectively.

Foreign Currency Risk

The Company has a subsidiary located in Singapore. The subsidiary's functional currency and a significant portion of the assets, including cash investments, are denominated in U.S. dollars. During fiscal 2004, 100% of its Singapore subsidiary's revenues and approximately 20% of its expenses were denominated in U.S. dollars. The balance of expenses were denominated in Singapore dollars. Historically, fluctuations in the Singapore dollar/U.S. dollar exchange rates have not had a material effect on the Company. The effects of foreign currency exchange rates were a loss of $23,000, a gain of $3,000 and a loss of $38,000 in fiscal 2004, 2003 and 2002, respectively.

Item 8. ***Consolidated Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Reliability Incorporated

We have audited the accompanying consolidated balance sheets of Reliability Incorporated as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index of page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliability Incorporated at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, the Company's negative financial trends, including recurring losses from operations and negative cash flows from operating activities, raise substantial doubt about its ability to continue as a going concern. The 2004 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Houston, Texas
March 8, 2005

RELIABILITY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

ASSETS

	December 31, 2004	December 31, 2003
Current assets:		
Cash and cash equivalents	$ 1,617	$ 4,454
Accounts receivable	687	476
Inventories	547	772
Other current assets	214	156
Total current assets	3,065	5,858
Property, plant and equipment, at cost:		
Machinery and equipment	14,041	14,062
Buildings and improvements	4,640	4,640
Land	230	230
	18,911	18,932
Less accumulated depreciation	15,715	14,915
	3,196	4,017
Investments	200	231
Goodwill	—	598
Assets held for sale	1,000	1,000
	$ 7,461	$11,704

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2004	December 31, 2003
Current liabilities:		
Accounts payable	$ 99	$ 429
Accrued liabilities	506	458
Notes payable	1,000	—
Total current liabilities	1,605	887
Deferred tax liabilities	—	33
Commitments and contingencies		
Stockholders' equity:		
Common stock, without par value; 20,000,000 shares authorized; 6,690,265 shares issued	9,721	9,721
Retained earnings (deficit)	(2,784)	2,129
Accumulated other comprehensive income	13	28
Less treasury stock, at cost, 354,300 shares	(1,094)	(1,094)
Total stockholders' equity	5,856	10,784
	$ 7,461	$11,704

See accompanying notes.

RELIABILITY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,		
	2004	2003	2002
Revenues:			
Product sales	$ 1,574	$ 1,171	$ 2,805
Services	1,613	871	1,236
	3,187	2,042	4,041
Costs and expenses:			
Cost of product sales	1,649	1,444	1,960
Cost of services	1,714	1,959	2,391
Marketing, general and administrative	3,346	3,510	4,357
Research and development	804	1,310	2,498
Provision for asset impairments, restructuring and severance costs	678	967	2,146
	8,191	9,190	13,352
Operating (loss) income	(5,004)	(7,148)	(9,311)
Interest income, net	17	57	132
Other income	55	430	339
(Loss) income before income taxes	(4,932)	(6,661)	(8,840)
Provision (benefit) for income taxes	(19)	(122)	(3,751)
Net (loss) income	$(4,913)	$(6,539)	$ (5,089)
Earnings (loss) per share:			
Basic	$ (.78)	$ (1.03)	$ (.80)
Diluted	$ (.78)	$ (1.03)	$ (.80)
Weighted average shares:			
Basic	6,336	6,336	6,336
Diluted	6,336	6,336	6,336

See accompanying notes.

RELIABILITY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$(4,913)	$(6,539)	$ (5,089)
Adjustments to reconcile net income (loss) to cash provided (used) by operating activities:			
Depreciation	822	826	1,057
Provision (benefit) for deferred income taxes	(19)	(48)	91
Provision for inventory obsolescence	206	244	76
Provision for asset impairment, restructuring and severance costs	678	967	2,146
(Gain) on sale of assets held for sale	—	(155)	—
(Gain) on sale of investments	—	(30)	—
Write off deferred charges	—	103	—
Other	—	1	6
Changes in operating assets and liabilities (net of acquisitions):			
Accounts receivable	(211)	(180)	421
Inventories	19	(66)	(85)
Refundable income taxes	—	3,677	(3,332)
Other current assets	(58)	(69)	98
Accounts payable	(330)	307	(74)
Accrued liabilities	48	(274)	(176)
Cash payments charged to impairment, shut-down and restructuring reserves	—	(530)	(730)
Total adjustments	1,155	4,773	(502)
Net cash provided (used) by operating activities	(3,758)	(1,766)	(5,591)
Cash flows from investing activities:			
Acquisition of Ezy-Load product line	(75)	(514)	—
Expenditures for property and equipment	(6)	(267)	(637)
Proceeds from sale of investments	2	59	—
Proceeds from sale of equipment	—	—	12
Proceeds from sale of assets held for sale	—	825	—
Net cash provided (used) by investing activities	(79)	103	(625)
Cash flows from financing activities:			
Proceeds from term loan	1,000	—	—
Net cash provided (used) by financing activities	1,000	—	—
Effect of exchange rate changes on cash	—	—	31
Net increase (decrease) in cash and cash equivalents	(2,837)	(1,663)	(6,185)
Cash and cash equivalents:			
Beginning of year	4,454	6,117	12,302
End of year	$ 1,617	$ 4,454	$ 6,117
Supplemental cash flow information:			
Non-cash investing activities:			
Transfer of items from development unit (fixed assets) to production unit (inventory)	—	—	$ 441
Transfer of items from production unit (inventory) to development unit (fixed assets)	—	$ 300	—

See accompanying notes.

RELIABILITY INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	Common Stock		Retained Earnings	Treasury Stock (at cost)		Accumulated Other Comprehensive	Total	Total Comprehensive
	Shares	Amount	(Deficit)	Shares	Amount	Income (Loss)	Amount	Income (Loss)
Balance at December 31, 2001	6,690	$9,614	$13,757	(354)	$(1,094)	$ 40	$22,317	
Comprehensive (loss):								
Net (loss)			(5,089)				(5,089)	$(5,089)
Unrealized net (losses) on marketable equity securities						(68)	(68)	(68)
Total comprehensive (loss)								$(5,157)
Balance at December 31, 2002	6,690	$9,614	$ 8,668	(354)	$(1,094)	$(28)	$17,160	
Comprehensive (loss):								
Net (loss)			(6,539)				(6,539)	$(6,539)
Realized net gains on marketable equity securities						(19)	(19)	(19)
Unrealized net gains on marketable equity securities						75	75	75
Total comprehensive (loss)								$(6,483)
Value of options issued in Ezy-Load acquisition		107					107	
Balance at December 31, 2003	6,690	$9,721	$ 2,129	(354)	$(1,094)	$ 28	$10,784	
Comprehensive (loss):								
Net (loss)			(4,913)				(4,913)	$(4,913)
Unrealized net (losses) on marketable equity securities						(15)	(15)	(15)
Total comprehensive (loss)								$(4,928)
Balance at December 31, 2004	6,690	$9,721	$ (2,784)	(354)	$(1,094)	$ 13	$ 5,856	

See accompanying notes.

RELIABILITY INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND LIQUIDITY

Reliability Incorporated ("Reliability" or the "Company") is a United States based corporation with operations in the United States, Singapore and, until August 2002, Costa Rica. The Company is principally engaged in the design, manufacture, marketing and support of high performance equipment used to test and condition integrated circuits. The Company also designs, manufactures and markets a line of DC-DC power converters, operates a service facility in Singapore that conditions and tests integrated circuits as a service for others, and beginning in 2003, produces and markets a hydraulic lifting device for the automotive aftermarket. (See **Note 13** which discusses the termination of the Asset Purchase Agreement for this hydraulic lift product)

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's business is largely dependent on the capital equipment expenditures of integrated circuit manufacturers and the overall demand for products utilizing integrated circuits. Beginning in 2001 the entire semiconductor industry experienced a sharp downturn that resulted in a significant decrease in demand for the Company's products and services in all of its historical business segments. As a result, revenues in the three-year period from 2002 through 2004 of $9.3 million were less than 2001 revenues of $12.1 million. Other factors contributing to this decline include overcapacity in the markets the company serves, increased competition from foreign sources, reduced capital spending, significant reductions in burn-in times by some customers, a move away from conventional burn-in by a major customer, and the Company's inability to generate sales for its newer products and services.

During the period from 2002-2004, the Company made several workforce reductions and restructured its operations in order to reduce its fixed operating costs. Despite these cost reduction actions, the Company incurred operating losses of $21.5 million, pre-tax losses of $20.4 million and consumed approximately $15.4 million of its cash reserves during this period. As a result of these continuing operating losses and decline in the Company's cash position, substantial doubt is raised about the Company's ability to continue as a going concern.

In order to generate funds for continued operations, the Company plans to sell its Houston headquarters building. As an interim step, to allow for an orderly sale of the building, the Company obtained bridge financing in December 2004 from an asset-based lender (see **Note 3**). The bridge financing facility will provide up to $2.9 million of liquidity, has an initial term of eighteen months, and may be renewed for an additional twelve-month period, subject to certain terms and conditions. At December 31, 2004 the Company had borrowed $1 million under this facility. Upon the sale of the Houston building, the Company must first repay the bridge loan, and any excess funds can be used to fund the Company's operations. The Company is also attempting to sell an idle manufacturing facility in North Carolina. All proceeds from the sale of this facility can be used to fund the Company's operations, since this facility is not pledged as collateral under the bridge financing facility. The Houston property has been on the market for over one year and the North Carolina property for in excess of five years. There can be no assurances that the Company can consummate a sale of either property in a timely manner or that the proceeds of any such sale(s), will be sufficient to fund any operating deficits incurred by the Company.

In addition to the aforementioned assets sales, Management will continue to review the prospects of returning its operating divisions to profitability and take steps to minimize the cash burn rate, while allocating sufficient resources to develop and market its products and services. The Company's ability to continue as a going concern is dependent on its ability to sell the Houston building in a timely manner and to remain in compliance with its lending agreement. Although no assurances can be given, the Company believes it has sufficient resources to fund its operations through 2005 and into 2006.

The Company's future strategy is primarily dependent on its ability to sell its burn-in and test systems, including its newest generation of burn-in and test systems for medium and high power micrologic devices, the CRITERIA 20. As a result of the downturn of the semiconductor industry, target customers for the CRITERIA line have continued to delay capital expenditures for new capacity, and no sales have been made to date of the CRITERIA 20. While management believes that demand for the CRITERIA line will improve in 2005, no assurances can be made that market demand will return or that market acceptance can be achieved in that time frame.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Reliability Singapore Pte Ltd. for all years presented. Through August 2002, the accounts of the Company's former Costa Rica subsidiary, RICR de Costa Rica, S.A., were also included. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements for the years ended December 31, 2003 and 2002 were reclassified to conform to the presentation in 2004.

CASH EQUIVALENTS

For the purposes of the statements of cash flows, the Company considers all highly liquid cash investments that mature in three months or less when purchased, to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

INVENTORIES

Inventories, at December 31, are stated at the lower of standard cost (which approximates first-in, first-out) or market (replacement cost or net realizable value) and include:

	2004	2003
	(In thousands)	
Raw materials	$113	$345
Work-in-progress	130	98
Finished goods	304	329
	$547	$772

Inventories are presented net of reserves for excess and obsolete inventories of $610,000 and $439,000 as of December 31, 2004 and 2003, respectively. The Company monitors its inventories to identify and write off or establish reserves for write-off of excess and obsolete inventories.

ACCOUNTS RECEIVABLE

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company does not require collateral for trade receivables, although the company will obtain a letter of credit on sales to certain foreign customers. Due to the Company's historically low bad debt experience and an analysis of year end receivables, no provision for doubtful accounts was provided for at December 31, 2004 or 2003.

INVESTMENTS

All investments are classified as held to maturity or available-for-sale securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* Management determines the appropriate classification of its investments in equity and debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Marketable equity securities are classified as available-for-sale and are carried at their fair value on the balance sheet, with unrealized gains and losses, net of applicable income taxes of $0 and $14,000 at December 31, 2004 and 2003, respectively, reported as a separate component of stockholders' equity. Marketable equity securities are stated at market value, as determined by the most recently published trade price of the securities at the balance sheet date.

The following table summarizes the Company's investments at December 31:

	2004	2003
	(In thousands)	
Marketable equity securities, at cost	$187	$189
Unrealized net gains (losses) on marketable equity securities	13	42
	200	231
Amount classified as current	—	—
Amount classified as long-term	$200	$231

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. For financial statement purposes, depreciation is computed principally on the straight-line method using lives of six years for leasehold improvements and 30 years for buildings, and the double-declining balance and straight-line methods using lives from two to eight years for machinery and equipment.

GOODWILL

Goodwill represents the excess purchase price over fair value of net assets acquired in connection with the purchase of the Ezy-Load product line.

SFAS No. 142, *"Goodwill and Other Intangible Assets,"* requires that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has elected to perform its annual tests for indications of goodwill impairment as of December 31 of each year. Impairment losses are determined based upon the excess of carrying amounts over discounted expected future cash flows of the underlying business. The assessment of the recoverability of goodwill will be impacted if estimated future cash flows are not achieved.

Due to the continued lack of sales of the Ezy-Load product, the Company considered it necessary to perform an impairment review of the associated goodwill during the third quarter of 2004. As a result of this review, an impairment charge of $673,000 was recorded.

LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets when indications of impairment exist by recognizing impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (intrinsic value method) in accounting for its stock options. Since the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, generally no compensation expense is recognized. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation."*

	2004	2003	2002
	(In thousands, except per share data)		
Reported net income (loss)	$(4,913)	$(6,539)	$(5,089)
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects (1)	(144)	(81)	(389)
Pro forma net income (loss)	$(5,057)	$(6,620)	$(5,478)
Net income (loss) per share, as reported:			
Basic	$ (.78)	$ (1.03)	$ (.80)
Diluted	$ (.78)	$ (1.03)	$ (.80)
Pro forma net income (loss) per share, as if the fair value method had been applied to all awards:			
Basic	$ (.80)	$ (1.04)	$ (.86)
Diluted	$ (.80)	$ (1.04)	$ (.86)

The pro forma disclosures above are not necessarily indicative of the effects of applying SFAS 123 in future years.

(1) No tax benefits were attributed to SFAS No. 123 based compensation since the Company has provided substantially a full valuation allowance on its net tax deferred tax assets.

The fair value of options granted was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions.

	2004	2003	2002
Risk-free interest rate	4.22%	3.15%	2.89%
Expected lives (years)	5	5	5
Expected volatility	53%	146%	83%
Expected dividend yield	0%	0%	0%

To estimate expected lives of options for this valuation, it was assumed options would be exercised at varying schedules after becoming fully vested. All options are initially assumed to vest.

REVENUE RECOGNITION

Revenue is recognized when all four revenue recognition criteria have been met: persuasive evidence of an agreement exists: delivery has occurred or services have been rendered; seller's price to buyer is fixed or determinable; and collectibility is reasonably assured. This policy results in revenue being recognized in various business segments as follows:

Testing Equipment—Revenue is recognized at the time of shipment for established products and upon customer acceptance for early models of new-generation products. New-generation products are considered to be established when three to five units have been successfully installed. The Company generally has post-shipment obligations for installation and training and defers a portion of the sale price for the estimated fair value of these services, which are typically performed within a week of delivery of the product. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenues from the sale of spare parts are recorded at the time of shipment.

Services—Revenue is recognized upon shipment of the processed parts to the customer.

Power Sources—Revenue is recognized upon shipment of the product.

Automotive—Revenue is recognized upon installation for units installed at our Houston facility or upon shipment for all other orders.

WARRANTY

The Company warrants products sold to customers for up to three years from shipment. A provision for estimated future warranty costs, which historically have been low, is recorded upon shipment.

FOREIGN CURRENCY

The Company's functional currency is the U.S. dollar, thus the financial statements of the Company's foreign subsidiary is measured using the U.S. dollar. Accordingly, transaction gains or losses for foreign subsidiaries are recognized in consolidated income in the year of occurrence.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense is recorded in marketing, general and administrative expenses. Advertising expense was $71,000 in 2004, $10,000 in 2003 and $7,000 in 2002.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of investments, accounts receivable and cash equivalents.

The Company invests in money market instruments and commercial paper with maturities of three months or less. The investments are made through high quality financial institutions, and investments are made only in those securities with an investment rating in the two most credit-worthy categories. In addition, the Company periodically invests in equity and debt securities. See the disclosures above for additional information about equity and debt securities.

The Company sells its products and services to a limited number of customers (**See Note 4**). Accounts receivable from the Company's largest customer were $250,000 at December 31, 2004.

The Company's revenues are primarily denominated in U.S. dollars, thus the risks of foreign exchange fluctuations are generally not material.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The recorded amounts of cash, accounts receivable, refundable income taxes, accounts payable, and accrued liabilities, as presented in the financial statements, approximate fair value because of the short-term maturity of these instruments. See the disclosures above for fair value information related to investments in marketable equity securities.

The carrying value of debt is considered by Management to be a reasonable estimate of its fair value, due to the variable interest rates associated with the borrowings.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARES

Basic earnings per share ("EPS") excludes dilution and is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

INCOME TAXES

Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company establishes valuation allowances when the realization of specific deferred tax assets is subject to significant uncertainty.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("FAS 151"). FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, FAS 151 requires that allocation of fixed production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in FAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of FAS 151 will have a significant effect on its financial statements.

In November 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29" ("FAS 153"). The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company does not believe that the adoption of FAS 153 will have a significant effect on its financial statements.

In November 2004, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company does not believe that the adoption of EITF 03-13 will have a significant effect on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock appreciation rights, SFAS No. 123R will require companies to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which the Company currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires the Company to adopt the new accounting provisions beginning in the first quarter of 2006 as the Company plans to file as a small business issuer beginning in 2005. The Company does not believe that adoption of this pronouncement will have a significant effect on its financial statements.

2. INCOME TAXES

The provision (benefit) for income taxes is based on income (loss) before income taxes, as follows:

Geographic Area	2004	2003	2002
		(In thousands)	
United States	$(4,139)	$(4,812)	$(2,481)
Foreign	(816)	(1,881)	(6,331)
Eliminations	23	32	(28)
	$(4,932)	$(6,661)	$(8,840)

The components of the provision (benefit) for income taxes are as follows:

	Current	Deferred	Total
		(In thousands)	
2004			
Federal	$ —	$(19)	$ (19)
Foreign	—	—	—
State	—	—	—
	$ —	$(19)	$ (19)
2003			
Federal	$ (74)	$(48)	$ (122)
Foreign	—	—	—
State	—	—	—
	$ (74)	$(48)	$ (122)
2002			
Federal	$(3,852)	$ 91	$(3,761)
Foreign	—	—	—
State	10	—	10
	$(3,842)	$ 91	$(3,751)

The differences between the effective tax rate reflected in the provision (benefit) for income taxes on income (loss) before income taxes and the amounts determined by applying the statutory U.S. tax rate of 34% are analyzed below:

	2004	2003	2002
		(In thousands)	
Provision (benefit) at statutory rate	$(1,677)	$(2,265)	$(3,006)
Foreign statutory rate differential—Singapore	114	226	285
Impact of Singapore rate reduction	86	—	—
Tax benefits on dissolution of Costa Rica subsidiary	—	—	(2,259)
Foreign losses for which a tax benefit is not available—Costa Rica	—	—	393
Reduction in liability for unremitted foreign earnings	—	(258)	—
Change in valuation allowance	1,510	2,212	1,029
Additional carrybacks of prior year losses	—	—	(197)
Correction of carryforward balances	(48)	—	—
Other	(4)	(37)	4
	$ (19)	$ (122)	$(3,751)

The significant components of the Company's net deferred tax liabilities and assets at December 31, 2004 and 2003 (in thousands) were as follows:

	2004	2003
Deferred tax assets:		
Inventory and asset impairment reserves	$ 673	$ 606
Accrued expenses not currently deductible	132	84
Net operating loss carryover—U.S.	2,651	1,560
Net operating loss carryover—Singapore	997	1,012
Capital loss carryover	296	287
Impairment charge	209	—
Total deferred tax assets	4,958	3,549
Valuation allowance	(4,921)	(3,411)
Net deferred tax assets	37	138
Deferred tax liabilities:		
Depreciation	37	157
Tax on unrealized investment gains	—	14
Total deferred tax liabilities	37	171
Net deferred tax (assets) liabilities	$ 0	$ 33

The valuation allowance for net deferred tax assets increased by $1,510,000 in 2004. The increase is the result of an increase in deductible temporary differences, primarily loss carryforwards. The Company has established valuation allowances related to certain tax benefits where management believes that the available evidence indicates that it is more likely than not that the Company will not realize the tax benefit. The Company intends to maintain a full valuation allowance until sufficient positive evidence exists to support reversal of the valuation allowance.

The tax benefit recognized in 2004 related to the reassessment of the impact of the reversal of certain temporary differences beyond the 20 year operating loss carryforward period. The tax benefit recognized in 2003 related to additional benefits received in connection with the carryback of the fiscal 2002 loss and an adjustment of certain deferred tax liabilities. There was no taxable income in the two-year carryback period to offset the operating losses generated in 2004 or 2003. In 2002 the Company recorded a tax benefit of $3.8 million and was able to carry back its operating loss and file a refund claim. The tax refund was received in May 2003.

At December 31, 2004, the Company had U.S. operating loss carryforwards of $7.8 million that expire through 2023. The Company's Singapore subsidiary has an operating loss carryforward of $5.0 million that may be carried forward indefinitely. Due to the uncertainty of the realization of the domestic and foreign loss carryforwards, the Company has established a valuation allowance for the entire amount of the carryforward benefits.

The Company established valuation allowances of $296,000 and $287,000 as of December 31, 2004 and 2003, respectively, with respect to the capital loss carryover because realization is dependent upon the Company generating capital gain income within the carryforward period, and it is more likely than not that the Company will not generate capital gain income at levels necessary to absorb the loss. The capital loss carryovers will expire beginning in 2006.

As of December 31, 2002, the Company had provided $258,000 in deferred income taxes on undistributed earnings of $3.2 million of its Singapore subsidiary. During 2003, the Company determined that it was unlikely that these foreign earnings would be distributed in the foreseeable future, and reversed these previously accrued taxes. The reversal of these previously accrued taxes required a corresponding increase in the valuation allowance for deferred tax assets. Thus, there was no income effect of this reassessment regarding the distribution of foreign earnings. As of December 31, 2004, the Company had $2.1 million of accumulated foreign earnings which are considered permanently reinvested and for which no deferred taxes have been provided.

The Company made no cash payments for income taxes in 2004 or 2003 and made payments of $83,000 in 2002. The Company received tax refunds of $3,751,000 in 2003 and $619,000 in 2002.

3. CREDIT AGREEMENTS

In December 2004, the Company entered into a credit agreement (the "Credit Agreement") with an asset-based lender. The Credit Agreement consists of two components: a $1 million term loan (the "Term Loan") and a $1.9 million revolving credit loan (the "Revolver"). Both the Term Loan and the Revolver have an initial term of eighteen months and are renewable, subject to the satisfaction of certain terms and conditions, for an additional twelve-month period. The Term Loan and the Revolver bear interest at 6% over the prime lending rate (11.25% at December 31, 2004), adjusted monthly, and the initial rate is the minimum rate that will be charged ("interest floor").

The Term Loan was funded at closing and requires monthly payments on a basis of a twenty-year amortization, with a balloon at maturity. The Company pledged substantially all of its domestic assets as security under the Credit Agreement. The Credit Agreement, notes for the Term Loan and Revolver and security agreements contain default provisions permitting the Lender to accelerate payment of the Loans, and prohibit the Company from paying dividends. The Company will use the proceeds of the Credit Agreement to fund its operations and expects to repay the borrowings from proceeds to be derived from the sale of real estate at its Houston headquarters complex.

Though the Term Loan has a stated maturity of July 2006, the outstanding balance at December 31, 2004 has been classified as a current liability, as the Credit Agreement contains provisions that permit the lender to accelerate the maturity of the debt based upon factors that are subjective in nature.

The Company's Singapore subsidiary maintains an agreement with a Singapore bank that provides for a maximum credit of 900,000 Singapore Dollars (U.S. $550,000 at December 31, 2004) at the bank's prime rate plus 2% (7% at December 31, 2004). The credit can be in the form of an overdraft facility (300,000 Singapore dollar sub-limit), banker's guarantees or letters of credit. There were no balances outstanding at December 31, 2004, but amounts utilized under letter of credit commitments totaled $50,000. The facility is collateralized by substantially all assets of the subsidiary and requires maintenance of a minimum net worth of the Singapore subsidiary. Payment of dividends requires written consent from the bank, and continuation of the credit facility is at the discretion of the bank.

Interest income is presented net as follows:

	2004	2003	2002
	(In thousands)		
Interest income	$21	$65	$142
Interest (expense)	(4)	(8)	(10)
Interest income, net	$17	$57	$132

4. SEGMENT INFORMATION

The Company had four operating segments during 2004 and 2003 and three operating segments in 2002 based on the following product and service offerings: (1) the Testing Products segment, which designs, manufactures and markets equipment used in the testing and conditioning of integrated circuits by semiconductor manufacturers; (2) the Services segment, which operates a services facility in Singapore to condition and test integrated circuits as a service to others; (3) the Power Sources segment, which designs, manufactures and markets power sources, primarily a line of DC-DC power converters that convert direct current voltage into a higher or lower voltage; and (4) the Automotive segment, beginning in 2003, which produces and markets a lifting device for the automotive aftermarket. In January 2005 the Company announced that it was ceasing operations in the Automotive segment.

The Company evaluates performance and allocates resources based on operating income, which is defined as income before interest income, interest expense and income taxes.

Financial information by industry segment is as follows:

	2004	2003	2002
		(In thousands)	
Revenues from external customers:			
Testing Products	$ 535	$ 594	$ 2,253
Services	1,613	871	1,237
Power Sources	977	571	551
Automotive	62	6	—
Inter-segment revenues:			
Testing Products	58	104	315
Services	—	—	—
Power Sources	—	—	—
Eliminations	(58)	(104)	(315)
	$ 3,187	$ 2,042	$ 4,041
Operating income (loss)			
Testing Products	$(1,900)	$(2,876)	$(3,235)
Services	(395)	(1,428)	(1,850)
Power Sources	(161)	(916)	(1,369)
Automotive	(960)	(203)	—
Provision for impairments, severance, and restructuring of Automotive operations	(678)	—	—
Provision for impairments, severance, and restructuring of Power Sources operations	—	(63)	(200)
Provision for impairments, severance, and restructuring of Testing Products operations	—	(224)	(237)
Provision for impairments, severance, and restructuring of Services operations	—	—	(509)
Provision for impairment of corporate assets	—	(680)	(1,200)
General corporate expenses	(910)	(758)	(711)
	$(5,004)	$(7,148)	$(9,311)
Total assets:			
Testing Products	$ 3,601	$ 4,187	$ 5,434
Services	1,210	1,539	1,927
Power Sources	427	402	266
Automotive	102	760	—
General corporate assets	2,121	4,816	10,481
	$ 7,461	$11,704	$18,108

Financial information by industry segment is as follows—(continued):

	2004	2003	2002
	(In thousands)		
Depreciation and amortization:			
Testing Products	$ 392	$ 257	$ 263
Services	405	555	768
Power Sources	4	8	26
Automotive	21	6	—
	$ 822	$ 826	$ 1,057
Capital expenditures:			
Testing Products	$ 6	$ 130	$ 210
Services	—	79	427
Power Sources	—	—	—
Automotive	—	58	—
	$ 6	$ 267	$ 637

General corporate assets consist of cash investments, assets held-for-sale and certain equity and debt investments that are not specifically identifiable to a segment.

The Company had export revenues from its United States operation to the following geographical areas:

	2004	2003	2002
	(In thousands)		
Asia and Pacific	$ 35	$120	$1,326
Central and South America	18	43	30
Europe	425	284	259
North America and other	15	10	—
	$493	$457	$1,615

Export revenues from its United States operation are attributed to geographic areas based on delivery locations.

Financial information by geographic area is as follows:

	2004	2003	2002
	(In thousands)		
Revenues from external customers:			
United States	$1,333	$ 908	$2,202
Singapore	1,854	1,134	1,435
Costa Rica	—	—	404
Inter-geographic revenues:			
United States	58	104	315
Singapore	—	—	118
Costa Rica	—	—	—
Eliminations	(58)	(104)	(433)
	$3,187	$2,042	$4,041
Property, plant and equipment, net:			
United States	$2,825	$3,196	$3,024
Singapore	371	821	1,399
	$3,196	$4,017	$4,423

Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Inter-segment sales and inter-geographic sales of manufactured products are priced at cost plus a reasonable profit.

The Company's revenues are concentrated in the semiconductor and electronics industries. However, the Company's customers operate in diverse markets and geographic areas. Customers of the respective segments are indicated by an "X" in the table. Revenues from major customers, as a percent of total revenues are as follows:

	Total Revenues	Testing Products	Services
2004			
Customer A	39%		X
Customer B	—	X	
Customer C	—		X
2003			
Customer A	24%		X
Customer B	28%	X	
Customer C	—		X
2002			
Customer A	11%		X
Customer B	49%	X	
Customer C	11%		X

5. STOCKHOLDERS' EQUITY

STOCK OPTION PLAN

Under the Amended and Restated 1997 Stock Option Plan ("Option Plan"), 1,500,000 shares of common stock were made available for future grants. The Option Plan permits the granting of both incentive stock options and non-qualified options to directors, executive officers and other key employees of the Company and its subsidiaries. The term and vesting of each option is determined by the Board of Directors. The term of each incentive stock option may not exceed 10 years. The exercise price is the fair market value of the Company's common stock on the date the option is granted. Incentive stock options generally vest in three installments beginning six months after the option award. The second and third installments generally vest on March 1, one and two years after the initial vesting date. Non-qualified options generally vest on the date granted, but may vest in one or more installments. All option awards encourage the recipients to own shares of common stock by requiring optionees to own shares of Company stock in order to avoid the forfeiture of certain of their unexercised options. The stock ownership inducements begin approximately two years after the option grant date and, in certain instances, increase in three to five annual increments. Unexercised options terminate in installments if the required number of shares of common stock is not owned on the specified date. The number of shares available for future grant was 359,000 at December 31, 2004.

A summary of the Option Plan activity is as follows:

	Options Activity	Weighted Average Exercise Price
Balance at December 31, 2001	1,075,000	$4.78
Options granted	15,000	1.10
Options expired or cancelled	(280,000)	9.16
Balance at December 31, 2002	810,000	3.19
Options granted	295,000	1.17
Options expired or cancelled	(266,000)	2.61
Balance at December 31, 2003	839,000	2.66
Options granted	142,000	0.66
Options expired or cancelled	(57,000)	2.50
Balance at December 31, 2004	924,000	$2.36

The weighted average fair values of options granted in 2004, 2003 and 2002 were $.44, $1.06 and $.74, per share, respectively.

The following table summarizes information about stock options outstanding and exercisable under the Option Plan at December 31, 2004:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life in Years	Outstanding Weighted Average Exercise Price	Number of Options Exercisable	Exercisable Weighted Average Exercise Price
$0.64	127,000	9.8	$0.64	—	$ —
0.82	15,000	9.5	0.82	—	—
1.17	205,000	8.6	1.17	97,000	1.17
1.10	15,000	8.0	1.10	10,000	1.10
2.55	182,000	7.0	2.55	182,000	2.55
2.57	87,000	4.9	2.57	87,000	2.57
4.88	87,000	4.2	4.88	87,000	4.88
$3.50	206,000	4.0	3.50	206,000	3.50
	924,000		$2.36	669,000	$2.92

As of December 31, 2003 and 2002, 531,000 and 558,000, respectively of the outstanding options were exercisable at a weighted average exercise price of $3.36 and $3.43, respectively.

In addition to the options outstanding under The Company's Stock Option Plan, 100,000 options issued in connection with a business combination were outstanding at December 31, 2004. These options are exercisable at $1.50 per share and 50,000 options were exercisable at December 31, 2004. These options expire in July 2009.

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2004	2003	2002
	(In thousands, except per share data)		
Net income (loss)	$(4,913)	$(6,539)	$(5,089)
Weighted average shares outstanding	6,336	6,336	6,336
Net effect of dilutive stock options based on the treasury stock method	—	—	—
Weighted average shares and assumed conversions	6,336	6,336	6,336
Earnings (loss) per share:			
Basic	$ (.78)	$ (1.03)	$ (.80)
Diluted	$ (.78)	$ (1.03)	$ (.80)

Options to purchase 1,024,000, 939,000 and 810,000 shares of common stock of the Company were excluded from the computation of diluted earnings (loss) per share during 2004, 2003 and 2002, respectively, since inclusion of these options in the calculations would have been anti-dilutive.

7. EMPLOYEE STOCK SAVINGS PLAN

The Company sponsors an Employee Stock Savings Plan (the "Plan"). The Plan allows eligible United States employees to contribute up to 100% of defined compensation to the Plan and to elect to have contributions not be subject to Federal income taxes under Section 401(k) of the Internal Revenue Code. The Company matches employee contributions to the Plan at a rate equal to 50% of the employee's contribution, but the Company's matching contribution is limited to 2% of the employee's defined compensation. The Company also makes a voluntary contribution of an amount equal to 1% of the defined compensation of all participants. The Company also contributes a profit sharing amount based on the consolidated profits of the Company. The maximum profit sharing contribution is 5% of compensation. The Company's contributions for matching and voluntary contributions (there were no profit sharing contributions in 2004, 2003 or 2002) were $44,000 in 2004, $58,000 in 2003 and $103,000 in 2002. Employee contributions may be invested in Company stock or other investment options offered by the Plan. The Company's contributions, both matching and profit sharing, are invested solely in Company stock, and vest with the employee over six years. The Plan allows employees who are over age 55 and 100% vested in their employer contribution accounts to begin diversifying out of amounts that have been invested in Company stock through Company contributions over a 10-year period, starting at 25% in the first year and progressively increasing to 100% diversification at year 10.

The Company registered and reserved 500,000 shares in 1992, and registered and reserved 500,000 additional shares in 2001, of common stock for sale to the Plan. The registration statements cover shares purchased both in the open market and from the Company. The Plan did not purchase any shares from the Company during the three-year period ending in 2004. The Plan purchased in the open market 36,000, 69,000 and 54,000 shares during 2004, 2003 and 2002 for an aggregate purchase price of $40,000, $82,000 and $135,000, respectively. At December 31, 2004, 345,000 reserved shares remain unissued under the 2001 registration statement.

8. COMMITMENTS

The Company's Singapore subsidiary leases manufacturing and office facilities under non-cancelable operating lease agreements expiring in 2006. Rental expense for 2004, 2003 and 2002 was $256,000, $324,000 and $318,000, respectively.

Future minimum rental payments under operating leases in effect are as follows:

Year	December 31, 2004 (In thousands)
2005	$282
2006	245
	$527

9. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2004	December 31, 2003
	(In Thousands)	
Payroll	$232	$234
Leasehold reinstatement	50	50
Professional fees	156	91
Other	68	83
	$506	$458

10. ASSET IMPAIRMENTS, RESTRUCTURING AND SEVERANCE COSTS

The Company recorded provisions for asset impairments, restructuring and severance costs as follows:

	2004	2003	2002
	(In thousands)		
Write off of impaired goodwill	$673	$ —	$ —
Impairment of assets held for sale	—	335	750
Severance expenses	—	488	667
Write-off of investments	—	—	500
Impairment of long-lived assets	5	—	93
Impairment of inventory	—	144	—
Future lease payments	—	—	82
Other restructuring costs	—	—	54
	$678	$967	$2,146

Due to the continued lack of sales of the Ezy-Load product, the Company considered it necessary to perform an impairment review of the associated goodwill during the third quarter of 2004. As a result of this review, an impairment charge of $673,000 was recorded. In the fourth quarter of 2004, an impairment charge of $5,000 was recorded to reduce the carrying value of Ezy-Load demonstration equipment.

The Company shut down a Services facility in North Carolina in April 1998. The land and a building previously occupied by the Services operation are presented as assets held for sale in the accompanying consolidated balance sheet. Impairment charges of $700,000 in 2002 and $335,000 in 2003 were recorded to state the assets at the lower of carrying amount or fair value, less estimated cost to sell. The carrying amount of this property at December 31, 2004 is supported by a current appraisal. The assets held for sale have been actively marketed since 1998 at an asking price that is estimated to be a price that would be paid by an end user, although no assurances can be given that they will be sold during 2005.

Due to the continued reduced demand for the Company's testing products and power sources, the Company reduced its Houston-based workforce by 25% in April 2003 and by 24% in October 2003. Severance costs of $488,000 were incurred as a result of these staff reductions.

In the fourth quarter of 2003 the Company conducted an impairment review of a Testing Products unit carried in work-in-process inventory. An impairment charge of $144,000 was recorded to write off the costs of certain components which may not be recoverable since the components may not be consistent with the exact performance characteristics of an ultimate customer. This unit has been transferred to demonstration equipment where its remaining costs are being depreciated over a 24-month period.

The Company's Singapore subsidiary began processing devices for a new customer in early 2001. The customer advised the subsidiary, in late 2001, that it would relocate production from Singapore to a lower labor cost country. The Singapore facility stopped processing devices for the customer in January 2002 and recorded a provision for asset impairment and restructuring totaling $323,000. The provision includes severance costs of $148,000 related to 70 (approximately 40%) of the subsidiary's employees that were terminated in January 2002, $82,000 related to costs associated with excess leased facilities and $93,000 related to impairment of fixed assets that were written off.

In July 2002, the Company's Board of Directors approved a plan that restructured the Power Sources business segment. The restructuring resulted in the liquidation of the Company's Costa Rica subsidiary and closing of its facility in Costa Rica effective August 31, 2002. The Company recorded a restructuring provision totaling $200,000 in the quarter ended September 30, 2002. The provision included severance costs of $96,000 related to 39 employees who were terminated during the third quarter of 2002, $50,000 for asset impairment of the subsidiary's plant and $54,000 for other costs associated with the restructuring. See also **Note 11** which reports the sale of this facility in January 2003. The Company recorded a U.S. income tax benefit of $2.2 million in the last half of 2002 ($1.6 million in the third quarter and $0.6 million in the fourth quarter) as a result of the liquidation of the Costa Rican subsidiary. The Company received the tax refund related to the tax benefit in the second quarter of 2003.

The Company terminated 19 employees at its U.S. facility in the third quarter of 2002 and recorded severance costs totaling $233,000. The Company's Singapore facility terminated 40 employees in the fourth quarter of 2002 and recorded severance costs of $186,000.

11. OTHER INCOME

Other income consists of the following (in thousands):

	2004	2003	2002
Rental income	$55	$245	$339
Gain on sale of building	—	155	—
Gain on sale of investment securities	—	30	—
	$55	$430	$339

Rental income is attributable to the former North Carolina manufacturing facility and idle space at the Houston headquarters facility that was leased through August 2003. The building in Costa Rica where the Company's Power Products Division formerly conducted manufacturing operations was sold in January 2003, with gross proceeds of $825,000, resulting in a gain of $155,000.

12. ACQUISITION OF EZY-LOAD PRODUCT LINE

In July 2003, the Company acquired the intellectual property rights and related assets of an automotive after-market product line. The product consists of a hydraulic system ("Ezy-Load") that is installed in the bed of a pickup truck.

The total purchase price consisted of $500,000 cash, the issuance of an option (expiring in 2013) to purchase 100,000 shares of Reliability common stock at $1.50 per share, which was valued at $107,000 using an option pricing model, $14,000 in transaction costs and the assumption of $59,000 of purchase commitments. Of the purchase price, $82,000 was assigned to inventory and the remaining $598,000 to goodwill. All of the goodwill is expected to be deductible for tax purposes. The value assigned to the stock option was credited to Common Stock.

The purchase agreement called for contingent cash payments of $150,000 on the first and second anniversary dates of the purchase, if the Company elected to continue producing the product. In July 2004 the Company made a partial payment of $75,000, and reached an agreement with the seller to defer until January 29, 2005, the remaining $75,000 that was due in July 2004. The January 2005 payment is also contingent on the Company electing to continue to produce the product. The $75,000 payment was recorded as an addition to goodwill.

See also **Note 13**, which discusses the termination of the Ezy-Load Asset Purchase Agreement.

13. SUBSEQUENT EVENT

Effective January 29, 2005, the Company terminated the Asset Purchase Agreement with Futura International, Inc. ("Futura") for the purchase of the Ezy-Load product line. The Company elected to terminate the agreement due to continued disappointing sales of the product and the amount of capital required to sustain the sales and marketing efforts. As a result of the termination, the Company will cease manufacturing and marketing the Ezy-Load product, except that any units on hand and any units in production (which may be completed) may be sold by the Company. With the exception of inventories, the Company will reconvey to Futura all assets previously acquired from Futura, consisting primarily of intellectual property rights. Upon reconveyance of the assets to Futura and payment of all royalties due through the termination date, the Company is relieved of all payment liabilities to Futura, including $225,000 of contingent purchase price payments scheduled for 2005 and future royalties.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2004				
Net sales	$ 707	$ 839	$ 938	$ 703
Gross profit	(184)	52	58	(102)(2)
Net income (loss)	(1,259)	(959)	(1,662)(1)	(1,033)
Earnings (loss) per share:				
Basic	(.20)	(.15)	(.26)	(.16)(6)
Diluted	(.20)	(.15)	(.26)	(.16)(6)
2003				
Net sales	$ 428	$ 439	$ 478	$ 697
Gross profit	(321)	(380)	(431)	(229)
Net income (loss)	(1,449)(3)	(1,709)(4)	(1,520)	(1,861)(5)
Earnings (loss) per share:				
Basic	(.23)	(.27)	(.24)	(.29)
Diluted	(.23)	(.27)	(.24)	(.29)

(1) Includes $673 goodwill impairment charge.

(2) Includes $52 impairment charge for inventory.

(3) Includes $155 gain on sale of building.

(4) Includes severance charges of $237 and gain on sale of securities of $30.

(5) Includes $251 for severance, $335 for impairment of the former North Carolina facility held for sale and $144 for impairment of work-in-process inventory.

(6) The sum of the quarterly earnings per share does not equal earnings per share for the annual period, as each amount is computed independently, resulting in rounding differences.

RELIABILITY INCORPORATED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Reserves for obsolete and excess inventory:			
Reserves at beginning of year	$439	$280	$ 303
Additions charged to costs and expenses	206	244	77
Amounts charged to reserve	(35)	(85)	(100)
Reserves at end of year	$610	$439	$ 280

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

Not applicable.

Item 9A. ***Controls and Procedures.***

Disclosure Controls and Procedures. As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the CEO and the CFO concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting. During the fourth quarter of fiscal 2004, the Company has not made any change to its internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officer, or persons performing similar functions, and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

(b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors and Executive Officers of the Registrant.***

The Company has a code of conduct that applies to all directors, officers and employees, including its principal executive officer and principal financial officer (who is also its principal accounting officer). A copy of the Company's code of conduct is available on the Company's website at http://www.relinc.com. The Company intends to post on its website any amendments to, or waivers from its code of conduct promptly following any such amendment or waiver.

Apart from certain information concerning the Company's executive officers, which is set forth in Part I of this report, the other information required by this Item 10 is incorporated by reference from the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2004.

Item 11. ***Executive Compensation.***

The information required by Item 11 is incorporated by reference from the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2004.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by Item 12 is incorporated by reference from the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2004.

Item 13. ***Certain Relationships and Related Transactions.***

Not applicable.

Item 14. ***Principal Accountant's Fees and Services***

The information required by Item 14 is incorporated by reference from the Company's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2004.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) The following financial statements are filed as part of this report:

1. Consolidated Financial Statements: Listed in the Index to Financial Statements provided in response to Item 7 hereof (see p. F-1 for Index)
2. Financial Statement Schedule. Listed in the Index to Financial Statements provided in response to Item 8 hereof (see p. F-1 for Index)

   Financial Statement schedules are omitted because they are inapplicable or the required information is shown in the financial statements or noted therein.

(b) The following exhibits are filed as part of this report:

3.1	Restated Articles of Incorporation (with amendment). Reference is made to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
4.1	Loan Agreement with Briar Capital, L.P. Reference is made to Exhibit 10.1 of the Company's Form 8-K, filed on December 20, 2004.
21	List of Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm, dated March 28, 2005, related to Employee Stock Savings Plan and Trust and Stock Option Plan.
31.1	Rule 13a-14(a)/15d-14(a) Certifications (Section 302 of the Sarbanes-Oxley Act of 2002).
31.2	Rule 13a-14(a)/15d-14(a) Certifications (Section 302 of the Sarbanes-Oxley Act of 2002).
32.1	CEO Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	CFO Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(c) Reports on Form 8-K during the last quarter of the fiscal year covered by this report:

Form 8-K filed October 28, 2004 announcing third quarter operating results and a material impairment of goodwill.

Form 8-K filed December 20, 2004 announcing the Company had entered into a Credit Agreement with Briar Capital, L.P.

SIGNATURES

Pursuant to the requirements of Section 13 or (15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: March 30, 2005

RELIABILITY INCORPORATED
(Registrant)

BY /s/ CARL V. SCHMIDT
Carl V. Schmidt, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

DATE: March 30, 2005

BY /s/ LARRY EDWARDS
Larry Edwards, Chairman of the Board of Directors, President and Chief Executive Officer

DATE: March 30, 2005

BY /s/ CARL V. SCHMIDT
Carl V. Schmidt, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

/s/ LARRY EDWARDS Larry Edwards, Director	DATE: March 30, 2005
/s/ THOMAS L. LANGFORD Thomas L. Langford, Director	DATE: March 30, 2005
/s/ PHILIP UHRHAN Philip Uhrhan, Director	DATE: March 30, 2005
/s/ C. LEE COOKE JR. C. Lee Cooke, Jr., Director	DATE: March 30, 2005

CEO Certification pursuant to Rule 13a—14(a)

I, Larry Edwards, certify that:

1. I have reviewed this report on Form 10-K of Reliability Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosures and procedures, as of the end of the period covered by this report based on such evaluation; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ LARRY EDWARDS

Larry Edwards
Chief Executive Officer
March 30, 2005

CFO Certification pursuant to Rule 13a—14(a)

I, Carl V. Schmidt, certify that:

1. I have reviewed this report on Form 10-K of Reliability Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosures and procedures, as of the end of the period covered by this report based on such evaluation; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ CARL V. SCHMIDT

Carl V. Schmidt
Chief Financial Officer
March 30, 2005

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders of Reliability Incorporated will be held at the Company's executive offices on Wednesday, May 25, 2005 at 10:00 a.m.

16400 Park Row
Houston, Texas

Requests for Company Information

Company information is available at the website www.relinc.com. Questions concerning the Company's operations, recent results, historical performance or requests for previous annual reports, press releases or other Company information should be directed to:

Investor Relations
Reliability Incorporated
PO Box 218370
Houston, Texas, 77218-8370
Tel: 281-492-0550
Fax: 281-492-0615
Email: info@relinc.com

Inquiries about your Reliability stock

Questions concerning stock certificates, changes of address, consolidated of accounts, transfers of ownership or other stock account matters should be directed to:

Computershare Trust Co., Inc.
350 Indiana Street
Golden, Colorado, 80401
Tel: 303-262-0600
Fax: 303-262-0700
Email: inquire@computershare.com

CORPORATE INFORMATION

Directors

Larry Edwards
Chairman

Thomas L. Langford
Group Vice President,
Consolidated Contractors
International Co. S.A.L.

Philip Uhrhan
Vice President Finance,
Solvay America, Inc.

C. Lee Cooke, Jr.
President, Chief Executive Officer
Habitek International

Officers

Larry Edwards
President and
Chief Executive Officer

James M. Harwell
Executive Vice President,
Chief Operating Officer

Paul Nesrsta
Vice President

Carl V. Schmidt
Chief Financial Officer,
Secretary and Treasurer

Legal Counsel

Winstead Sechrest &
Minick P.C.
Houston, Texas

Auditors

Ernst & Young LLP
Houston, Texas

Reliability® Incorporated
P.O. Box 218370
Houston, Texas 77218-8370
Tel: 281-492-0550
Fax: 281-492-0615
www.relinc.com
www.reliabilitypower.com
www.dc-dcpower.com

Reliability Singapore Pte Ltd.
Blk 103 Boon Keng Road #02-07
Singapore, 339774
Tel: 65-6299-4938
Fax: 65-6299-4829